Exhibit 99.2

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

You are invited to the Husky Energy Inc. 2019 annual meeting of common shareholders:

When

Friday, April 26, 2019, 10:30 a.m. (Calgary time)

Where

Performance Hall

National Music Centre – Studio Bell

850-4th Street S.E., Calgary, Alberta

Webcast

A live webcast of the meeting will be available at www.huskyenergy.com

Business of the Annual Meeting of Shareholders

1.	To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the financial year ended December 31, 2018;

2.	To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation;

3.	To elect the Board of Directors for the ensuing year; and

4.	To transact such other business as may be properly brought before the meeting, or any adjournment or adjournments thereof.

You Have the Right to Vote

Only shareholders of record at the close of business on March 8, 2019 are entitled to notice of and to attend the meeting, or any adjournment or adjournments thereof, and to vote thereat.

Important Information

Your participation at the meeting is important. If you do not expect to attend in person and would like your common shares represented, please complete the enclosed proxy and return it as soon as possible in the envelope provided for that purpose. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which typically allows you to vote by proxy on the internet, by telephone or by mail and, if you want to vote in person at the meeting, you must appoint yourself as a proxyholder. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting Questions and Answers section in the accompanying management information circular for more information on the voting methods available to you. To be valid all proxies must be deposited at the office of the registrar and transfer Agent of the Corporation, Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 24, 2019, or on the second last business day preceding any adjournment of the meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form.

By Order of the Board of Directors,

James D. Girgulis
Senior Vice President, General Counsel & Secretary
Calgary, Alberta, Canada
March 22, 2019

MANAGEMENT INFORMATION CIRCULAR

This management information circular (Circular) is furnished in connection with the solicitation of proxies by management of Husky Energy Inc. (Husky or the Corporation) for use at the annual meeting of the holders (Shareholders) of common shares (Common Shares) of the Corporation to be held on April 26, 2019 at 10:30 a.m. (Calgary time), or at any adjournment(s) thereof (the Meeting), for the purposes set forth in the accompanying Notice of 2019 Annual Meeting of Shareholders.

Enclosed with this Circular is a form of proxy (Proxy) for use at the Meeting. Each Shareholder who is entitled to attend meetings of Shareholders is encouraged to participate in the Meeting and Shareholders are urged to vote in person or by proxy. Concurrently with the mailing of this Circular to Shareholders, the Corporation’s 2018 Annual Report, containing the consolidated audited financial statements of the Corporation that will be presented at the Meeting, is being mailed separately to Shareholders.

The information contained in this Circular is current as of March 22, 2019, except where otherwise indicated.

Contents

VOTING QUESTIONS AND ANSWERS	1
PRINCIPAL HOLDERS OF VOTING SECURITIES	3
BUSINESS OF THE MEETING	4
Financial Statements	4
Appointment of Auditors	4
Election of Directors	4
Other Matters to be Acted Upon	5
DIRECTOR NOMINEES	5
Nominee Profiles	5
Corporate Cease Trade Orders or Bankruptcies	15
Individual Penalties, Sanctions or Bankruptcies	15
DIRECTOR COMPENSATION	16
Approach to Director Compensation	16
Director Compensation Table	17
Incentive Plan Awards	18
CORPORATE GOVERNANCE	19
Board Committee Composition	19
Audit Committee	19
Board Committee Reports	20
Corporate Governance Practices	25
EXECUTIVE COMPENSATION	31
Compensation Discussion and Analysis	31
Risk Mitigation	32
Compensation Governance	33
Elements of Compensation	34
Compensation Decisions for 2018	36
Performance Graph	37
Summary Compensation Table	38
Incentive Plan Awards	40
Retirement Plan	42
Employment Agreements	43
Executive Equity Compensation Anti-Hedging Policy	43
Clawback Policy	44
Share Ownership Guideline Policy	44
Compensation Committee Mandate	44
Long-term Incentive Plans	46
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	48
ADDITIONAL INFORMATION	49
ADVISORIES	49

APPENDIX “A” – BOARD OF DIRECTORS MANDATE

Voting Questions and Answers

Am I entitled to vote?

You are entitled to vote if you were a holder of Common Shares as of the close of business on March 8, 2019. Each Common Share entitles the holder to one vote.

What am I voting on?

You are voting on the following business matters that are to be addressed at the Meeting:

•	the appointment of KPMG LLP, Chartered Accountants (KPMG) as auditors of the Corporation, to serve until the close of the next annual meeting of Shareholders; and

•	the election of directors to the Board of Directors of the Corporation (Board of Directors) to serve until the close of the next annual meeting of Shareholders.

How many votes are required to pass a matter on the agenda?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters to be addressed at the Meeting to be passed.

What if amendments are made to these matters or if other matters are brought before the Meeting?

If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose, including any matters that are amended or matters that are not on the original agenda.

If you have completed and returned a Proxy, the person named in the Proxy will have discretionary authority with respect to voting on amendments or variations to matters identified in the Notice of 2019 Annual Meeting of Shareholders and on other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the Proxy will vote on them in accordance with their best judgment.

Who is soliciting my Proxy?

Management of Husky is soliciting your Proxy.

Solicitation of proxies will be made primarily by mail but may also be made by telephone or other contact by employees or agents of the Corporation at a nominal cost. All costs of such solicitation will be borne by the Corporation, including the cost of delivery of this Circular to beneficial Shareholders.

How do I vote?

If your Common Shares are registered in your name there are two ways you may vote. You may vote in person at the Meeting, or you may complete, sign and return the enclosed Proxy appointing the named persons or some other person you choose, who need not be a Shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting.

If your Common Shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), you should have received a request for voting instructions (Voting Instruction Form) from your nominee. Please note that Husky has limited access to the names of its non-registered Shareholders. If you attend the Meeting, Husky may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the Voting Instruction Form and return the same by following the instructions provided thereon. Do not otherwise complete the Voting Instruction Form as your vote will be taken at the Meeting. Please register with the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada (Computershare), upon arrival at the Meeting. If you do not intend to attend the Meeting in person, follow the instructions on your Voting Instruction Form to vote by telephone or internet or complete, sign and mail the Voting Instruction Form in the postage prepaid envelope provided. Your completed Voting Instruction Form must be submitted on or before the deadline specified on the form.

When do I need to return my completed Proxy?

To be represented by a person other than yourself you must deposit your completed Proxy with Computershare by no later than 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 24, 2019, or on the second last business day preceding any adjournment or adjournments of the Meeting.

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Who votes my Common Shares and how will they be voted if I return a Proxy?

By properly completing and returning a Proxy, you are authorizing the person(s) named in the Proxy to attend the Meeting and to vote your Common Shares.

The Common Shares represented by your Proxy must be voted as you instruct in the Proxy. If you properly complete and return your Proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit.

Unless contrary instructions are provided, Common Shares represented by Proxies received by management will be voted:

•	FOR the appointment of KPMG as the auditors of the Corporation; and

•	FOR the individual election as directors of those nominees set out in this Circular

Can I appoint someone other than the individuals named in the enclosed Proxy to vote my Common Shares?

Yes, you have the right to appoint another person of your choice, who need not be a Shareholder, to attend and vote on your behalf at the Meeting. If you wish to appoint a person other than those named in the enclosed Proxy, insert the name of your chosen proxyholder in the space provided.

NOTE: It is important for you to ensure that any other person you appoint will attend the Meeting and is aware that his or her appointment has been made to vote your Common Shares. Proxyholders should, on arrival at the Meeting, present themselves to a representative of Computershare.

What if my Common Shares are registered in more than one name or in the name of a company?

If your Common Shares are registered in more than one name, all those persons in whose name the Common Shares are registered must sign the Proxy. If the Common Shares are registered in the name of a company or any name other than your own, you may need to provide documentation that proves you are authorized to sign the Proxy on behalf of that company or name. If you have any questions as to what supporting documentation is required, contact Computershare prior to submitting your Proxy.

Can I revoke a Proxy or voting instruction?

If you are a registered Shareholder and have returned a Proxy, you may revoke it at any time prior to the exercise thereof by:

(a)

completing and signing another Proxy bearing a later date, and delivering it to Computershare at the address specified in the Proxy at any time up to 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 24, 2019, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned; or

(b)

delivering a written statement, signed by you or your authorized attorney to Computershare, at any time up to 10:30 a.m. Calgary time (12:30 p.m. Toronto time) on April 24, 2019, or, if the Meeting is adjourned, on the second last business day preceding the day to which the Meeting is adjourned.

If you are a non-registered Shareholder, contact your nominee.

If you have returned a Proxy and then attend personally at the Meeting you should, on arrival at the Meeting, contact a representative of Computershare to revoke the Proxy and vote in person.

How many Common Shares are entitled to vote?

As of February 28, 2019, there were 1,005,121,738 Common Shares outstanding. Each registered Shareholder has one vote for each Common Share held at the close of business on March 8, 2019.

What if the ownership of my Common Shares has been transferred after March 8, 2019?

Any transferee or person acquiring Common Shares after March 8, 2019 may, on proof of ownership of Common Shares, demand of Computershare, not later than 10 days before the Meeting, that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

How will Meeting materials be delivered?

The Corporation is using notice and access to deliver this Circular to both registered and non-registered Shareholders. This means that Husky will post the Circular online for Shareholders to access electronically. You will receive a package in the mail with a notice (the Notice) outlining the matters to be addressed at the Meeting and explaining how to access and review the Circular electronically, and how to request a paper copy at no charge. You will also receive a Proxy or a Voting Instruction Form in the mail so you can vote your Common Shares. All applicable Meeting related materials will be indirectly forwarded to non-registered Shareholders at Husky’s expense.

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Notice and access is an environmentally friendly and cost-effective way to distribute the Circular because it reduces printing, paper and postage.

How can I request a paper copy of the Circular?

Both registered and non-registered Shareholders can request a paper copy of the Circular for up to one year from the date it is filed on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. The Circular will be sent to you at no charge. If you would like to receive a paper copy of the Circular, please follow the instructions provided in the Notice. If you request a paper copy of the Circular, you will not receive a new Proxy or Voting Instruction Form, so you should keep the original form sent to you in order to vote.

Husky will provide paper copies of the Circular to Shareholders who have standing instructions to receive, or for whom Husky has otherwise received a request to provide, paper copies of materials.

What if I have other questions?

If you have any questions regarding the Meeting or require any assistance in completing the Proxy, please contact Computershare at: Computershare Shareholder Services, 1-800-564-6253 in Canada or the United States, or outside of Canada or the United States at 1-514-982-7555.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Corporation, as at February 28, 2019, no person or company beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the voting rights attached to all of the outstanding Common Shares, other than as set forth below:

Name	Number of Common Shares		Percentage of Common Shares
L.F. Investments S.à r.l.	294,703,249	(1)	29.32%
Hutchison Whampoa Europe Investments S.à r.l.	403,986,043	(2)	40.19%

Notes:

(1)	L.F. Investments S.à r.l. is indirectly wholly-owned by a trust of which members of Mr. Li Ka-shing’s family are discretionary beneficiaries.

(2)

Hutchison Whampoa Europe Investments S.à r.l. is 100% indirectly owned by CK Hutchison Holdings Limited of which Mr. Li Ka-shing is the Senior Advisor. Mr. Li Ka-shing, Mr. Victor T. K. Li and trusts of which members of Mr. Li Ka-shing’s family are discretionary beneficiaries hold approximately, directly and indirectly, a 30.17% interest in CK Hutchison Holdings Limited.

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Business of the Meeting

Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and the Auditors’ Report for these statements will be received at the Meeting. These statements and the Auditors’ Report are contained in the 2018 Annual Report of the Corporation, which is made available to each Shareholder entitled to receive a copy of the Notice of 2019 Annual Meeting of Shareholders and this Circular.

Appointment of Auditors

The Board of Directors, upon the recommendation of the Corporation’s Audit Committee, proposes that KPMG be appointed as auditors of the Corporation, to hold such office until the close of the next annual meeting of Shareholders.

The Board of Directors recommends that Shareholders vote FOR this appointment. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of KPMG as auditors of the Corporation.

Election of Directors

Directors

At the Meeting, it is proposed that 16 directors be elected to serve until the next annual meeting of Shareholders or until their successors are elected or appointed. The Corporation’s Articles provide that the Corporation is to have a minimum of three directors and a maximum of 18. Pursuant to the Business Corporations Act (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

The Board of Directors has determined that 16 directors will be elected at the Meeting. Shareholders will be asked at the Meeting to elect as a director each of the 16 nominees listed below.

1. Victor T. K. Li	2. Canning K. N. Fok	3. Stephen E. Bradley	4. Asim Ghosh

5. Martin J. G. Glynn	6. Poh Chan Koh	7. Eva L. Kwok	8. Stanley T. L. Kwok

9. Frederick S. H. Ma	10. George C. Magnus	11. Neil D. McGee	12. Robert J. Peabody

13. Colin S. Russel	14. Wayne E. Shaw	15. William Shurniak	16. Frank J. Sixt

The Board of Directors recommends that Shareholders vote FOR the election of these nominees as directors. Unless authority to do so is withheld, the persons named in the enclosed Proxy intend to vote FOR these nominees.

Management does not contemplate that any of these nominees will be unable to serve as a director. However, should that occur for any reason, the persons named in the Proxy have the right to vote for another nominee in their discretion, unless the Shareholder has directed that the Common Shares be withheld from voting in the election of directors. Each director elected will hold office until the close of the next annual meeting of Shareholders, or until his or her successor is elected or appointed.

Majority Voting for Directors

The Board of Directors has adopted a policy which requires that any nominee for director who receives a greater number of votes “withheld” than votes “for” his or her election as a director shall submit his or her resignation to the Corporate Governance Committee for consideration promptly following the Shareholders’ annual meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected. The Corporate Governance Committee shall consider the resignation and shall make a recommendation to the Board of Directors on how to proceed. The Board of Directors shall promptly accept the resignation unless the Corporate Governance Committee determines that there are compelling circumstances that justify either the delay of the acceptance of the resignation or the rejection of it. The Board of Directors will make a decision within 90 days of the applicable meeting and a press release shall be issued by the Corporation announcing the Board of Directors’ determination including reasons for rejecting the resignation, if applicable. Any director who tenders his or her resignation shall not participate in any meetings to consider whether the resignation shall be accepted. However, if the number of members of the Corporate Governance Committee who received a majority withheld vote at the election meeting is such that the remaining members of the Corporate Governance Committee do not constitute a quorum, then the directors who did not receive a majority withheld vote shall appoint a committee to consider the resignations and recommend to the Board of Directors whether to accept them.

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Other Matters to be Acted Upon

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of 2019 Annual Meeting of Shareholders. However, if any other matters properly come before the Meeting, the accompanying Proxy will be voted on such matters in the best judgment of the person or persons voting the Proxy.

Director Nominees

Nominee Profiles

The names of the persons proposed to be nominated for election as directors, their biographies for at least the five preceding years, the approximate number of Common Shares beneficially owned, or controlled or directed, directly or indirectly as of December 31, 2018 and the approximate number of deferred share units (DSUs) held as of December 31, 2018 are set out below. The information contained herein is based upon information furnished by the respective nominees. The Corporation’s security ownership requirements provide that independent directors are expected to acquire a minimum of 10,000 Common Shares, or a combination of Common Shares and DSUs aggregating 10,000, over a five-year period from the date of appointment. All independent directors are currently in compliance with this security ownership requirement, having met the minimum shareholding requirement.

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Li, Victor T. K. (Non-independent) Hong Kong Special Administrative Region Age: 54 Co-Chair of the Board Director since August 25, 2000 2018 annual meeting votes in favour: 94.44%

Mr. Li is the Chairman and Group Co-Managing Director of CK Hutchison Holdings Limited. He is also the Chairman and Managing Director of CK Asset Holdings Limited. He is also the Chairman and Executive Director of CK Infrastructure Holdings Limited and CK Life Sciences Int’l., (Holdings) Inc., a Non-Executive Director of Power Assets Holdings Limited and HK Electric Investments Manager Limited which is the trustee-manager of HK Electric Investments, and a Non-Executive Director and the Deputy Chairman of HK Electric Investments Limited. Mr. Li is also the Deputy Chairman of Li Ka Shing Foundation Limited, Li Ka Shing (Overseas) Foundation and Li Ka Shing (Canada) Foundation, and a Non-Executive Director of The Hongkong and Shanghai Banking Corporation Limited.

Mr. Li serves as a member of the Standing Committee of the 13th National Committee of the Chinese People’s Political Consultative Conference of the People’s Republic of China. He is also a member of the Chief Executive’s Council of Advisors on Innovation and Strategic Development of the Hong Kong Special Administrative Region and Vice Chairman of the Hong Kong General Chamber of Commerce. Mr. Li is the Honorary Consul of Barbados in Hong Kong.

Mr. Li holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Civil Engineering, both received from Stanford University in 1987. He obtained an honorary degree, Doctor of Laws, honoris causa (LL.D.) from The University of Western Ontario in 2009.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			4 of 5	80%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
	CK Asset Holdings Limited			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
	CK Infrastructure Holdings Limited			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
Executive Committee (Chair)
	CK Life Sciences Int’l., (Holdings) Inc.			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
	Power Assets Holdings Limited			Nomination Committee	Hong Kong
	HK Electric Investments Limited			Nomination Committee	Hong Kong

Equity Ownership
	Year	Common Shares(1)	DSUs	Market Value of Equity as at December 31(1) (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	—	Nil	—	N/A
	2017	—	Nil	—	N/A
Note: (1) See “Principal Holders of Voting Securities”.

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Fok, Canning K. N.

(Non-independent)

Hong Kong Special Administrative Region

Age: 67

Co-Chair of the Board and Chair of the Compensation Committee

Director since August 25, 2000

2018 annual meeting votes in favour: 92.88%

Mr. Fok is an Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited.

Mr. Fok is Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, Hutchison Telecommunications (Australia) Limited, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, Power Assets Holdings Limited, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, and HK Electric Investments Limited. Mr. Fok is Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited.

Mr. Fok obtained a Bachelor of Arts degree from St. John’s University, Minnesota in 1974 and a Diploma in Financial Management from the University of New England, Australia in 1976. He has been a member of the Institute of Chartered Accountants in Australia (which amalgamated with the New Zealand Institute of Chartered Accountants to become Chartered Accountants Australia and New Zealand) since 1979 and has been a Fellow of the Chartered Accountants Australia and New Zealand since 2015.

Board & Committee Memberships			Meeting Attendance
Board of Directors			4 of 5	80%
Compensation Committee			2 of 2	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
CK Hutchison Holdings Limited			Nomination Committee	Hong Kong
CK Infrastructure Holdings Limited			Nomination Committee	Hong Kong
Power Assets Holdings Limited			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
HK Electric Investments Limited			Remuneration Committee	Hong Kong
Nomination Committee (Chair)
Hutchison Telecommunications Hong Kong Holdings Limited			Remuneration Committee Nomination Committee (Chair)	Hong Kong
Hutchison Telecommunications (Australia) Limited			Governance, Nominations and Compensation Committee (Chair)	Australia
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2018	255,365	Nil	$3,603,200	N/A
2017	255,365	Nil	$4,532,729	N/A

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Bradley, Stephen E.

(Independent)

Hong Kong Special Administrative Region

Age: 60

Member of the Audit Committee and the Corporate Governance Committee

Director since July 27, 2010

2018 annual meeting votes in favour: 99.42%

Mr. Bradley is a Director of Broadlea Group Ltd. and Senior Consultant, NEX (formerly known as ICAP (Asia Pacific) Ltd.). Mr. Bradley was a Director of Swire Properties Ltd. (Hong Kong) from 2010 until August 2018.

Mr. Bradley entered the British Diplomatic Service in 1981 and served in various capacities including: Director of Trade & Investment Promotions (Paris) from 1999 to 2002; Minister, Deputy Head of Mission & Consul-General (Beijing) from 2002 to 2003; and HM Consul-General (Hong Kong) from 2003 to 2008. Mr. Bradley also worked in the private sector as Marketing Director, Guinness Peat Aviation (Asia) from 1987 to 1988 and Associate Director, Lloyd George Investment Management (now part of BMO Global Asset Management) from 1993 to 1995. Mr. Bradley retired from the Diplomatic Service in 2009.

Mr. Bradley obtained a Bachelor of Arts degree from Balliol College, Oxford University in 1980 and a post-graduate diploma from Fudan University, Shanghai in 1981. Mr. Bradley is a Member of the Hong Kong Securities and Investment Institute and an ICD.D with the Institute of Corporate Directors of Canada.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Audit Committee			4 of 4	100%
	Corporate Governance Committee			3 of 3	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	Nil
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	12,000	Nil	$169,320	100
	2017	12,000	Nil	$213,000	100

Ghosh, Asim (Non-independent) London, United Kingdom Age: 71 Director since May 1, 2009 2018 annual meeting votes in favour: 98.57%

Mr. Ghosh was President & Chief Executive Officer of the Corporation from June 2010 until his retirement in December 2016.

He is the former Managing Director and Chief Executive Officer of Vodafone Essar Limited. Under his leadership the cellular phone company grew from a virtual startup in 1998 to become one of the largest mobile companies in the world by subscribers.

Mr. Ghosh started his career with Procter & Gamble in Canada and subsequently became a Senior Vice President of Carling O’Keefe. He later became founding co-Chief Executive Officer of Pepsi Food’s start up operations in India.

He served in senior executive positions and as Chief Executive Officer of the AS Watson consumer packaged goods subsidiary of Hutchison Whampoa. From 1991 to 1998 he managed a group of 13 business units, and expanded the group’s operations from Hong Kong to China and Europe.

Mr. Ghosh received his Master of Business Administration from Wharton School at the University of Pennsylvania, and obtained his undergraduate degree in Electrical Engineering from the Indian Institute of Technology.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	Nil
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	98,840	Nil	$1,394,632	N/A
	2017	98,840	Nil	$1,754,410	N/A

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Glynn, Martin J. G.

(Independent)

British Columbia,

Canada

Age: 67

Chair of the Corporate Governance Committee and Member of the Compensation Committee

Director since August 25, 2000

2018 annual meeting votes in favour: 97.46%

Mr. Glynn is a Director and Chair of Public Sector Pension Investment Board (PSP Investments) and a Director of Sun Life Financial Inc. and Sun Life Assurance Company of Canada.

Mr. Glynn was a Director from 2000 to 2006 and President and Chief Executive Officer of HSBC Bank USA N.A. from 2003 until his retirement in 2006. Mr. Glynn was a Director of HSBC Bank Canada from 1999 to 2006 and President and Chief Executive Officer from 1999 to 2003.

Mr. Glynn obtained a Bachelor of Arts (Honours) degree from Carleton University, Canada in 1974 and a Master’s degree in Business Administration from the University of British Columbia in 1976.

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Compensation Committee			3 of 3	100%
Corporate Governance Committee			3 of 3	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
Sun Life Financial Inc.			Risk & Conduct Review Committee and Management Resources Committee	Toronto, New York, Philippines
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2018	474	20,861	$301,037	100
2017	474	20,587	$373,833	100

Koh, Poh Chan (Non-independent) Hong Kong Special Administrative Region Age: 70 Director since August 25, 2000 2018 annual meeting votes in favour: 98.42%

Ms. Koh is Finance Director of Harbour Plaza Hotel Management (International) Ltd. (a hotel management company) and also a Member of the Executive Committee of CK Asset Holdings Limited.

Ms. Koh is qualified as a Fellow Member (FCA) of the Institute of Chartered Accountants in England and Wales and is an Associate of the Canadian Institute of Chartered Accountants (CPA, CA) and the Chartered Institute of Taxation in the U.K. (CTA).

Ms. Koh graduated from the London School of Accountancy in 1971 and was admitted to the Institute of Chartered Accountants in England and Wales in 1973, to the Chartered Institute of Taxation in the UK in 1976 as well as the Institute of Chartered Accountants of Ontario, Canada in 1980.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
Nil
Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	Nil	Nil	Nil	N/A
	2017	Nil	Nil	Nil	N/A

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Kwok, Eva L.

(Independent)

British Columbia,

Canada

Age: 76

Member of the Compensation Committee and the Corporate Governance Committee

Director since August 25, 2000

2018 annual meeting votes in favour: 97.85%

Mrs. Kwok is Chairman, a Director and Chief Executive Officer of Amara Holdings Inc. (a private investment holding company). Mrs. Kwok is also a Director of CK Life Sciences Int’l., (Holdings) Inc. and CK Infrastructure Holdings Limited. Mrs. Kwok is also a Director of the Li Ka Shing (Canada) Foundation.

Mrs. Kwok was a Director of Shoppers Drug Mart Corporation from 2004 to 2006 and of the Bank of Montreal Group of Companies from 1999 until March 2009.

Mrs. Kwok obtained a Master’s degree in Science from the University of London in 1967.

Board & Committee Memberships			Meeting Attendance(1)
Board of Directors			4 of 5	80%
Compensation Committee			2 of 3	67%
Corporate Governance Committee			2 of 2	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
CK Life Sciences Int’l., (Holdings) Inc.			Audit Committee	Hong Kong
			Remuneration Committee (Chair)
			Nomination Committee
CK Infrastructure Holdings Limited			Audit Committee	Hong Kong
			Nomination Committee
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2018	10,215	71,467	$1,152,533	100
2017	10,215	63,364	$1,306,027	100
Note: (1) Mrs. Kwok’s meeting attendance was impacted by the illness in 2018 of her husband, Stanley T. L. Kwok.

Kwok, Stanley T. L. (Independent) British Columbia, Canada Age: 92 Chair of the Health, Safety and Environment Committee Director since August 25, 2000 2018 annual meeting votes in favour: 98.44%

Mr. Kwok is a Director and President of Amara Holdings Inc. He is an independent Non-Executive Director of CK Hutchison Holdings Limited.

Mr. Kwok is a Director of Element Lifestyle Retirement Inc. He retired as a Director of the CTBC Bank of Canada in July 2017.

Mr. Kwok obtained a Bachelor of Science degree (Architecture) from St. John’s University, Shanghai in 1949, and an A.A. Diploma from the Architectural Association School of Architecture in London, England in 1954.

	Board & Committee Memberships			Meeting Attendance(1)
	Board of Directors			4 of 5	80%
	Health, Safety and Environment Committee			1 of 2	50%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Audit Committee	Hong Kong
				Nomination Committee
	Element Lifestyle Retirement Inc.				Toronto
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2017	20,606	Nil	$290,751	100
	2016	20,606	Nil	$365,757	100
	Note: (1) Mr. Kwok’s meeting attendance was impacted by illness in 2018.

HUSKY ENERGY INC. | 2019 MANAGEMENT INFORMATION CIRCULAR | 10

Ma, Frederick S. H.

(Independent)

Hong Kong Special Administrative Region

Age: 66

Member of the Audit Committee and the Health, Safety and Environment Committee

Director since July 27, 2010

2018 annual meeting votes in favour: 99.53%

Professor Ma has held senior management positions in international financial institutions and Hong Kong publicly listed companies in his career. He was also a former Principal Official with the Hong Kong Special Administrative Region Government.

Professor Ma is currently the Non-Executive Chairman of MTR Corporation Limited (formerly Mass Transit Railway Corporation).

In July 2002, Professor Ma joined the Government of the Hong Kong Special Administrative Region as the Secretary for Financial Services and the Treasury. He assumed the post of Secretary for Commerce and Economic Development in July 2007, but resigned from the Government in July 2008 due to medical reasons. Professor Ma was appointed as a member of the International Advisory Council of China Investment Corporation in July 2009. In January 2013, he was appointed a member of the Global Advisory Council of the Bank of America. Professor Ma was appointed as an Honorary Professor of the School of Economics and Finance at the University of Hong Kong in October 2008. In August 2013, he was appointed as an Honorary Professor of the Faculty of Business Administration at the Chinese University of Hong Kong.

Professor Ma obtained a Bachelor of Arts (Honours) degree in Economics and History in 1973 from the University of Hong Kong, an Honorary Doctor of Social Sciences in October 2014 from Lingnan University, and an Honorary Doctor of Social Sciences in October 2016 from City University of Hong Kong.

Board & Committee Memberships			Meeting Attendance
Board of Directors			3 of 5	60%
Audit Committee			4 of 4	100%
Health, Safety and Environment Committee			2 of 2	100%

Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
MTR Corporation Limited			Corporate Responsibility Committee (Chair)	Hong Kong
			Nomination Committee
			Remuneration Committee
New Frontier Corporation				NYSE

Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2018	10,214	Nil	$144,120	100
2017	10,214	Nil	$181,299	100
Note: (1) Mr. Ma’s meeting attendance was impacted by scheduling conflicts arising from changes in meeting times having been provided with limited notice.

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Magnus, George C. (Independent) Hong Kong Special Administrative Region Age: 83 Member of the Audit Committee Director since July 27, 2010 2018 annual meeting votes in favour: 99.20%

Mr. Magnus is a Non-Executive Director of CK Hutchison Holdings Limited and CK Infrastructure Holdings Limited, and an independent Non-Executive Director of HK Electric Investments Manager Limited.

Mr. Magnus acted as an Executive Director of Cheung Kong (Holdings) Limited from 1980 and as Deputy Chairman from 1985 until his retirement from these positions in October 2005. He served as Deputy Chairman of Hutchison Whampoa Limited from 1985 to 1993 and as Executive Director from 1993 to 2005.

He also served as Chairman of Hongkong Electric Holdings Limited (now known as Power Assets Holdings Limited) from 1993 to 2005. He was a Non-Executive Director of Power Assets Holdings Limited from 2005 to 2012 and then an independent Non-Executive Director until January 2014.

Mr. Magnus obtained a Bachelor of Arts degree in 1959. He obtained a Master’s degree in Economics from King’s College, Cambridge University in 1963.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Audit Committee			4 of 4	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Nomination Committee	Hong Kong
	CK Infrastructure Holdings Limited			Nomination Committee	Hong Kong
	HK Electric Investments Limited			Nomination Committee	Hong Kong
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	34,974	39,270	$1,047,583	100
	2017	34,974	38,754	$1,308,672	100

McGee, Neil D. (Non-independent) Luxembourg Age: 67 Member of the Health, Safety and Environment Committee Director since November 9, 2012 2018 annual meeting votes in favour: 98.54%

Mr. McGee is the Managing Director of Hutchison Whampoa Europe Investments S.à r.l. He is an Executive Director of Power Assets Holdings Limited. Prior to his joining Hutchison Whampoa Europe Investments S.à r.l., he served as Group Finance Director of Power Assets Holdings Limited from 2006 to 2012, Chief Financial Officer of Husky Oil Limited from 1998 to 2000 and Chief Financial Officer of Husky Energy Inc. from 2000 to 2005.

Prior to joining Husky Oil Limited in 1998, Mr. McGee held various financial, legal and corporate secretarial positions with the CK Hutchison Holdings Group. Mr. McGee holds a Bachelor of Arts degree and a Bachelor of Laws degree from the Australian National University.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Health, Safety and Environment Committee			2 of 2	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	Power Assets Holdings Limited			Nomination Committee	Hong Kong
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	74,055	Nil	$1,044,916	N/A
	2017	74,055	Nil	$1,314,476	N/A

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Peabody, Robert J. (Non-independent, Management) Alberta, Canada Age: 62 President & Chief Executive Officer Director since December 5, 2016 2018 annual meeting votes in favour: 99.03%

Mr. Peabody became a member of the Board of Directors and President & Chief Executive Officer of Husky on December 5, 2016.

Mr. Peabody was appointed Husky’s Chief Operating Officer in 2006 and was responsible for leading Husky’s Upstream and Downstream segments, including Western Canada Conventional and Unconventional, Heavy Oil, Oil Sands, Atlantic Region and Exploration, as well as Refining and Upgrading operations. He was also responsible for Husky’s Safety, Engineering, Project Management and Procurement functions.

Prior to joining Husky, he led four major businesses for BP plc in Europe and the United States. Mr. Peabody holds a Bachelor of Science degree in Mechanical Engineering from the University of British Columbia and a Master of Science degree in Management from Stanford University (Sloan Fellow). Mr. Peabody is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and Vice-Chairman of the Foothills Hospital Development Council.

	Board & Committee Memberships				Meeting Attendance
	Board of Directors				5 of 5	100%
	Other Publicly Traded Company Directorships				Committee Memberships	Listing Exchange
	Nil
	Equity Ownership
	Year	Common Shares	Series 3 Preferred Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	127,924	22,000	Nil	$2,245,008	N/A
	2017	114,990	22,000	Nil	$2,586,233	N/A

Russel, Colin S.

(Independent)

Gloucestershire, United Kingdom

Age: 78

Member of the Audit Committee and the Health, Safety and Environment Committee

Director since February 4, 2008

2018 annual meeting votes in favour: 98.56%

Mr. Russel is the founder and director of Emerging Markets Advisory Services Ltd. (a business advisory company).

Mr. Russel is a Director of CK Asset Holdings Limited, CK Infrastructure Holdings Limited and CK Life Sciences Int’l., (Holdings) Inc. Mr. Russel was the Canadian Ambassador to Venezuela; Consul General for Canada in Hong Kong; Director for China of the Department of Foreign Affairs, Ottawa; Director for East Asian Trade in Ottawa; Senior Trade Commissioner for Canada in Hong Kong; Director for Japan Trade in Ottawa and was in the Trade Commissioner Service for Canada in Spain, Hong Kong, Morocco, the Philippines, London and India. Previously Mr. Russel was an international project manager with RCA Ltd., Canada and development engineer with AEI Ltd., UK.

Mr. Russel received a degree in Electrical Engineering in 1962 and a Master’s degree in Business Administration in 1971, both from McGill University, Canada.

	Board & Committee Memberships				Meeting Attendance
	Board of Directors				5 of 5	100%
	Audit Committee				4 of 4	100%
	Health, Safety and Environment Committee				2 of 2	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Asset Holdings Limited			Audit Committee	Hong Kong
				Nomination Committee
	CK Infrastructure Holdings Limited			Audit Committee (Chair)	Hong Kong
				Remuneration Committee
				Nomination Committee
	CK Life Sciences Int’l., (Holdings) Inc.			Audit Committee Remuneration Committee	Hong Kong
				Nomination Committee
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	Nil	15,818	$223,192	100
	2017	Nil	15,610	$277,078	100

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Shaw, Wayne E. (Independent) Ontario, Canada Age: 74 Member of the Audit Committee and the Corporate Governance Committee Director since August 25, 2000 2018 annual meeting votes in favour: 98.39%

Mr. Shaw is President of G.E. Shaw Investments Limited (a private investment holding company). Prior to his retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors, Toronto, Ontario. Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both received from the University of Alberta in 1967. He is a member of the Law Society of Upper Canada.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Audit Committee			4 of 4	100%
	Corporate Governance Committee			3 of 3	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	Nil
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	16,343	30,013	$654,083	100
	2017	16,343	29,619	$815,826	100

Shurniak, William (Independent) Saskatchewan, Canada Age: 87 Deputy Chair of the Board and Chair of the Audit Committee Director since August 25, 2000 2018 annual meeting votes in favour: 98.33%

Mr. Shurniak was an independent Non-Executive Director of Hutchison Whampoa Limited until June 2015, when he became an independent Non-Executive Director of CK Hutchison Holdings Limited.

From May 2005 to June 2011 he was a Director and Chairman of Northern Gas Networks Limited (a private distributor of natural gas in Northern England).

Mr. Shurniak also held the following positions until his return to Canada in 2005: Director and Chairman of ETSA Utilities (a utility company) since 2000, Powercor Australia Limited (a utility company) since 2000, CitiPower Pty Ltd. (a utility company) since 2002, and a Director of Envestra Limited (a natural gas distributor) since 2000, CrossCity Motorways Pty Ltd. (an infrastructure and transportation company) since 2002 and Lane Cove Tunnel Company Pty Ltd. (an infrastructure and transportation company) since 2004.

Mr. Shurniak obtained an Honorary Doctor of Laws degree from the University of Saskatchewan in May 1998 and from The University of Western Ontario in October 2000. On July 30, 2005, he was a recipient of the Saskatchewan Centennial Medal from the Lieutenant Governor of Saskatchewan. In 2009 he was awarded the Saskatchewan Order of Merit by the Government of the Province of Saskatchewan. In December 2012, Mr. Shurniak was a recipient of The Queen Elizabeth II Diamond Jubilee Medal from the Lieutenant Governor of Saskatchewan. On June 4, 2014, the University of Regina conferred an Honorary Doctor of Laws degree on Mr. Shurniak and on November 10, 2016 he was awarded the Meritorious Service Medal by the Governor General of Canada.

Board & Committee Memberships			Meeting Attendance
Board of Directors			5 of 5	100%
Audit Committee			4 of 4	100%
Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
CK Hutchison Holdings Limited			Audit Committee	Hong Kong
			Nomination Committee
Equity Ownership
Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
2018	43,376	Nil	$612,035	100
2017	43,376	Nil	$769,924	100

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Sixt, Frank J. (Non-independent) Hong Kong Special Administrative Region Age: 67 Member of the Compensation Committee Director since August 25, 2000 2018 annual meeting votes in favour: 94.05%

Mr. Sixt is an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited.

Mr. Sixt is also the Non-Executive Chairman of TOM Group Limited, an Executive Director of CK Infrastructure Holdings Limited, a Director of Hutchison Telecommunications (Australia) Limited (HTAL) and an Alternate Director to a Director of HTAL, HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments and HK Electric Investments Limited. Mr. Sixt is also a Director of the Li Ka Shing (Canada) Foundation.

Mr. Sixt obtained a Master’s degree in Arts from McGill University, Canada in 1978 and a Bachelor’s degree in Civil Law from Université de Montréal in 1978. He is a member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

	Board & Committee Memberships			Meeting Attendance
	Board of Directors			5 of 5	100%
	Compensation Committee			2 of 2	100%
	Other Publicly Traded Company Directorships			Committee Memberships	Listing Exchange
	CK Hutchison Holdings Limited			Nomination Committee	Hong Kong
	CK Infrastructure Holdings Limited			Nomination Committee	Hong Kong
	Hutchison Telecommunications (Australia) Limited			Audit & Risk Committee	Australia
	TOM Group Limited			Remuneration Committee	Hong Kong
	Equity Ownership
	Year	Common Shares	DSUs	Market Value of Equity as at December 31 (based on closing price on last trading day of the year)	Percentage of Security Ownership Requirement
	2018	70,190	Nil	$990,381	N/A
	2017	70,190	Nil	$1,245,873	N/A

Corporate Cease Trade Orders or Bankruptcies

None of those persons who are proposed directors of the Corporation is, or has been within the past 10 years, a director, chief executive officer or chief financial officer of any company, including the Corporation and any personal holding companies of such person, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or after such persons ceased to be a director, chief executive officer or chief financial officer of the company, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, which resulted from an event that occurred while acting in such capacity.

In addition, none of those persons who are proposed directors of the Corporation is, or has been within the past 10 years, a director or executive officer of any company, including the Corporation, and any personal holding companies of such person, that, while such person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than as follows. Mr. Glynn was a director of MF Global Holdings Ltd. at the time it filed for Chapter 11 bankruptcy in the U.S. on October 31, 2011. Mr. Glynn is no longer a director of MF Global Holdings Ltd.

Individual Penalties, Sanctions or Bankruptcies

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have, within the past 10 years made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

None of those persons who are proposed directors of the Corporation (or any personal holding companies of such persons) have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

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Director Compensation

Approach to Director Compensation

In designing a compensation program for non-executive directors, the Board of Directors’ objective is to ensure that the Corporation attracts and retains highly qualified, committed and talented members of the Board of Directors with an extensive and relevant breadth of experience, as well as to align the interests of directors with those of the Shareholders.

The Board of Directors sets the compensation of non-executive directors based on the Corporate Governance Committee’s recommendations. The Corporate Governance Committee annually reviews the compensation of non-executive directors and recommends to the Board of Directors such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the members of the Board of Directors and its committees (Board Committees) and to remain competitive with director compensation trends in Canada with comparable companies.

Each non-executive director of the Corporation is paid the following annual fees with no separate meeting attendance fees:

Item or Service	Annual Retainer
Director Retainer	$120,000
Chair of Audit Committee	$20,000
Member of Audit Committee	$12,500
Chair of Board Committee (other than Audit Committee)	$10,000
Member of Board Committee (other than Audit Committee)	$5,000

The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Board Committees. During the financial year ended December 31, 2018, the directors of the Corporation earned compensation in the aggregate amount of $1,957,500.

When director compensation was last adjusted in 2011, the Board of Directors reviewed survey information compiled in a November 2010 study prepared by Willis Towers Watson and determined to set director compensation at the 50th percentile of that paid to directors by comparative oil and gas industry peer companies included in the Willis Towers Watson study. Following its consideration of a 2017 study prepared by Willis Towers Watson, the Corporate Governance Committee recommended to the Board of Directors that no adjustments to director compensation be made for 2018 in view of the then current corporate and industry conditions. The peer group for 2018 is set out below.

Barrick Gold Corporation	Enbridge Inc.	Suncor Energy Inc.
Canadian Natural Resources Limited	Encana Corporation	Teck Resources Limited
Cenovus Energy Inc.	Nutrien Ltd. (formerly Agrium Inc.)	TransCanada Corporation

The Corporation has a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them paid in the form of the issuance of DSUs and/or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors’ fees to be so used and can specify a portion of their directors’ fees to be used for DSUs and/or the purchase of Common Shares, with the remaining amount of fees to be paid in cash. A DSU is a bookkeeping entry that tracks the value of one Common Share. When cash dividends are paid on Common Shares, eligible directors are credited with additional DSUs. The number of additional DSUs is calculated by multiplying the cash dividend per Common Share by the number of DSUs in the director’s account as of the date of record divided by the fair market value of a Common Share on the payment date of the dividend. DSUs accumulate over a director’s term of service and are not paid out until the director leaves the Board of Directors, providing the director with an ongoing stake in Husky during his or her term of service. When the director leaves the Board of Directors, payment for the DSUs is made in cash or Common Shares purchased on the open market at the option of the director.

The Corporation does not have a retirement policy for directors.

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Director Compensation Table

The following table sets out the compensation paid to directors of the Corporation for the financial year ended December 31, 2018.

Name	Board Retainer ($)	Committee Chair Retainer Fee ($)	Committee Member Retainer Fee ($)	Total Fees ($)	As elected by the director Total Fees received in the form of ($)
					DSUs	Common Shares	Cash
Victor T. K. Li	120,000	—	—	120,000	—	—	120,000
Canning K. N. Fok	120,000	10,000	—	130,000	—	—	130,000
Stephen E. Bradley	120,000	—	17,500	137,500	—	—	137,500
Asim Ghosh	120,000	—	—	120,000	—	—	120,000
Martin J. G. Glynn	120,000	10,000	5,000	135,000	—	—	135,000
Poh Chan Koh	120,000	—	—	120,000	—	—	120,000
Eva L. Kwok	120,000	—	10,000	130,000	130,000	—	—
Stanley T. L. Kwok	120,000	10,000	—	130,000	—	—	130,000
Frederick S. H. Ma	120,000	—	17,500	137,500	—	—	137,500
George C. Magnus	120,000	—	12,500	132,500	—	—	132,500
Neil D. McGee	120,000	—	5,000	125,000	—	—	125,000
Robert J. Peabody(1)	—	—	—	—	—	—	—
Colin S. Russel	120,000	—	17,500	137,500	—	—	137,500
Wayne E. Shaw	120,000	—	17,500	137,500	—	—	137,500
William Shurniak	120,000	20,000	—	140,000	—	—	140,000
Frank J. Sixt	120,000	—	5,000	125,000	—	—	125,000

Note:

(1)	As an executive officer, Mr. Peabody does not receive director fees.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2018 held by the directors of the Corporation. Non-executive directors of the Corporation do not receive option-based awards. The share-based awards are in the form of Common Shares and DSUs that are received in accordance with the Share Accumulation Plan for Directors. All Common Share entitlements are fully vested when received.

Share-based Awards
Name(1)	Number of DSUs that have not vested(2)	Market or payout value of DSUs that have not vested ($)(3)
Victor T. K. Li	—	—
Canning K. N. Fok	—	—
Stephen E. Bradley	—	—
Asim Ghosh	—	—
Martin J. G. Glynn	20,861	294,349
Poh Chan Koh	—	—
Eva L. Kwok	71,467	1,008,399
Stanley T. L. Kwok	—	—
Frederick S. H. Ma	—	—
George C. Magnus	39,270	554,100
Neil D. McGee	—	—
Robert J. Peabody	—	—
Colin S. Russel	15,818	223,192
Wayne E. Shaw	30,013	423,483
William Shurniak	—	—
Frank J. Sixt	—	—

Notes:

(1)

Information with respect to share-based awards and option-based awards held by Mr. Peabody is included under “Executive Compensation – Incentive Plan Awards – Outstanding Share-based Awards and Option-based Awards”.

(2)	Amounts reported include DSUs credited as dividend equivalents.
(3)	Based on the closing price of the Common Shares on the Toronto Stock Exchange (the TSX) on December 31, 2018 of $14.11.

Incentive Plan Awards – Value Vested or Earned During the Year

Information with respect to vested option-based awards held by Mr. Peabody is included under “Executive Compensation – Incentive Plan Awards – Incentive Plan Awards – Value Vested or Earned During the Year” for Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”). Non-executive directors of the Corporation do not receive option-based awards. DSUs held by directors do not vest until the director leaves the Board of Directors.

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Corporate Governance

Board Committee Composition

The table below sets out the composition of each Board Committee.

	Board Committee and Year Appointed
	Audit		Compensation		Corporate Governance		Health, Safety and Environment
Independent Directors
Bradley, Stephen E.	X	2014			X	2011
Glynn, Martin J. G.			X	2009	Chair	2008
Kwok, Eva L.			X	2000	X	2001
Kwok, Stanley T. L.							Chair	2009
Ma, Frederick S. H.	X	2010					X	2010
Magnus, George C.	X	2010
Russel, Colin S.	X	2008					X	2009
Shaw, Wayne E.	X	2017			X	2003
Shurniak, William	Chair	2011

Non-Independent Directors
Fok, Canning K. N. (Co-Chair)			Chair	2000
McGee, Neil D.							X	2012
Sixt, Frank J.			X	2000

Audit Committee

Further information in respect of the composition of the Corporation’s Audit Committee, the education and experience of each member of the Audit Committee, the Audit Committee’s Mandate, the Audit Committee’s policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2018 are set out under the heading “Audit Committee” in the Corporation’s Annual Information Form dated February 26, 2019.

External Auditors

Audit committees are integral to the audit process and it is the Audit Committee’s responsibility to oversee the work of the external auditors. To fulfill this responsibility, the Audit Committee conducted an annual review of KPMG’s performance and effectiveness considering factors such as the:

(a)	Quality of services provided by KPMG’s engagement team during the audit period.

(b)	Relevant qualifications, experience and geographical reach to serve Husky.

(c)	Quality of communications received from KPMG.

(d)	Independence, objectivity and professional skepticism of KPMG.

The Audit Committee also:

(a)	Oversaw the annual audit work of KPMG.

(b)	Reviewed the integrated audit plan and assessed the reasonableness of audit fees.

(c)	Monitored the execution of the integrated audit plan.

(d)	Reviewed and evaluated KPMG’s audit findings.

(e)	Pre-approved all engagements with KPMG, including non-audit services.

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(f)	Received written confirmation from KPMG of its independence and discussed the potential effects of any relationships that may reasonably be thought to bear on independence.

(g)	Met in camera with KPMG at every Audit Committee meeting.

The Audit Committee concluded that it was satisfied with KPMG’s performance and approved and recommended that the Board of Directors recommend to Shareholders the reappointment of KPMG as external auditors of Husky.

Board Committee Reports

Audit Committee Report

Details of the report of the Audit Committee for 2018 are set out below.

Membership	The Board of Directors appointed the current members of the Audit Committee on April 26, 2018 and reappointed William Shurniak to be the Chair of the Audit Committee. The Audit Committee has six members, including the Chair, and each is an independent director.

Mandate	A copy of the Audit Committee Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings – 2018

The Audit Committee held four meetings in 2018 and, among other matters:

•  Reviewed and discussed the year-end 2017 reserves data and reserves determination process with internal senior reserves personnel.

•  Met with the independent reserves auditor and confirmed that there were no restrictions that affected its ability to report on reserves data without reservation.

•  Received reports from, and met with, the external auditors to discuss the 2017 annual audit, the results of the audit, their assessment of the Corporation’s accounting and internal control over financial reporting, their Independent Auditors’ Report and their statement on independence from the Corporation (the external auditors attended all meetings and met four times with the Audit Committee separate from management).

•  Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluator and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2017.

•  Reviewed and discussed with management and the external auditors the 2017 Annual Information Form, the Management’s Discussion and Analysis contained in the 2017 Annual Report, the audited consolidated financial statements for the year ended December 31, 2017 and the news release pertaining to the year-end 2017 and fourth quarter 2017 financial results, recommended approval of such documents to the Board of Directors for filing with the Canadian securities regulators and recommended approval of the Form 40-F to the Board of Directors for filing with the U.S. Securities and Exchange Commission.

•  Received a management report that no material weaknesses in internal controls over financial reporting were identified during the evaluation of control design and testing of operating effectiveness of internal controls over financial reporting.

•  Approved the interim financial statements and press releases, including Management’s Discussion and Analysis, for the three months ended March 31, 2018, for the six months ended June 30, 2018 and for the nine months ended September 30, 2018, pursuant to a delegation from the Board of Directors.

•  Reviewed and recommended to the Board of Directors for approval the external auditors’ fees for 2018 and recommended to the Board of Directors the reappointment of KPMG as the Corporation’s external auditors for 2018 and that the Shareholders be asked to reappoint KPMG as the Corporation’s external auditors for 2018.

•  Reviewed and approved the external auditors’ engagement letter and audit plan for 2018.

•  Received reports on the Corporation’s 2017 SOX program.

•  Received four reports from and met with the Corporation’s internal auditor to discuss business control and compliance audits conducted by internal audit (the internal auditor attended all meetings).

•  Received reports at each meeting from the Treasurer on the Corporation’s liquidity and capital resources.

•  Reviewed and approved the Internal Audit Plan for 2018.

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•  Reviewed the Audit Committee Mandate.

•  Approved the Corporation’s refiling of the U.S. Dodd Frank end user exemption for clearing and trading of swaps and the Corporation’s continued use of physical commodity forward contracts under the end user exemption.

•  Reviewed at each meeting the Audit Committee Mandate Checklist.

•  Approved the appointment of an independent reserves auditor for the Corporation’s 2018 reserves reporting.

•  Confirmed with management that there were no unresolved issues or difficulties between management and the external auditors that could affect the financial statements and reviewed with management the overall performance of the external auditors.

•  Received a commodity price risk management update.

•  Reviewed the Corporation’s insurance coverage.

•  Approved certain audit-related and non-audit services provided by the external auditors.

•  Received from management updates on tax matters and current tax issues affecting the Corporation and on the status of material litigation involving the Corporation.

•  Received an update on the Corporation’s information technology and cybersecurity.

Meetings – First Quarter 2019

The Audit Committee held one meeting in the first quarter of 2019 and, among other matters:

•  Reviewed and discussed the year-end 2018 reserves data and reserves determination process with the Corporation’s independent reserves auditor and with internal senior reserves personnel.

•  Approved and recommended to the Board of Directors the approval of the content and filing of the Corporation’s statement of reserves data, the filing of the reports of the internal qualified reserves evaluator and the content and filing of the related report of management and the Board of Directors for the year ended December 31, 2018.

•  Reviewed and discussed with management and the external auditors the 2018 Annual Information Form, Management’s Discussion and Analysis contained in the 2018 Annual Report, the audited consolidated financial statements for the year ended December 31, 2018 and the news release pertaining to the year-end 2018 and fourth quarter 2018 financial results, recommended approval of such documents to the Board of Directors for filing with the Canadian securities regulators and recommended approval of the Form 40-F to the Board of Directors for filing with the U.S. Securities and Exchange Commission.

Report Presented By:	William Shurniak, Chair Stephen E. Bradley Frederick S. H. Ma George C. Magnus Colin S. Russel Wayne E. Shaw

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Compensation Committee Report

Details of the report of the Compensation Committee for 2018 are set out below.

Membership	The Board of Directors appointed the current members of the Compensation Committee on April 26, 2018 and reappointed Canning K. N. Fok to be the Chair of the Committee. The Compensation Committee has four members, including the Chair, and two of the members are independent directors and the other two members are independent of management.

Mandate	A copy of the Compensation Committee Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings – 2018

The Compensation Committee held two meetings in 2018 and, among other matters:

•  Reviewed and approved the 2018 compensation budget and Compensation Program.

•  Reviewed and discussed with the President & Chief Executive Officer his recommendations for the 2017 bonuses and the 2018 compensation for the Corporation’s executive officers, and approved after consideration of those recommendations the 2017 bonuses and the 2018 compensation for the executive officers.

•  Reviewed and approved the Corporation’s annual Long Term Incentive Plan Allocation Guidelines, which include time-vested stock options and a performance-based program.

•  Reviewed and approved the executive compensation disclosure in the 2018 Management Information Circular.

•  Without the President & Chief Executive Officer present, reviewed and approved the President & Chief Executive Officer’s objectives for 2018 and determined the 2017 bonus and 2018 compensation for the President & Chief Executive Officer.

•  Reviewed the Corporation’s succession planning for executive management.

•  Reviewed and approved (i) a modification of long term incentive grant splits between options and performance share units (PSUs); (ii) share ownership guidelines for executive officers to be effective in 2019; (iii) a modification of the expiry of long term incentives upon retirement and death; (iv) a non-compete clause in the Corporation’s Executive Employment Agreements; and (v) a modification of the Corporation’s supplementary pension plan to be effective in 2019.

•  Reviewed and approved the compensation recommendation for the newly appointed Chief Financial Officer.

Meetings – First Quarter 2019

•  The Compensation Committee held one meeting in the first quarter of 2019 and, among other matters:

•  Reviewed the 2019 compensation budget and Compensation Program.

•  Reviewed and discussed with the President & Chief Executive Officer his recommendations for the 2018 bonuses and the 2019 compensation for the Corporation’s executive officers, and approved after consideration of those recommendations the 2018 bonuses and the 2019 compensation for the executive officers.

•  Reviewed and approved the Corporation’s annual Long Term Incentive Plan Allocation Guidelines, which include time-vested stock options and a performance-based program.

•  Reviewed and approved the executive compensation disclosure in this Circular.

•  Without the President & Chief Executive Officer present, reviewed and approved the President & Chief Executive Officer’s objectives for 2019 and determined the 2018 bonus and 2019 compensation for the President & Chief Executive Officer.

•  Reviewed the Corporation’s succession planning for executive management.

Report Presented By:	Canning K. N. Fok, Chair Martin J. G. Glynn Eva L. Kwok Frank J. Sixt

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Corporate Governance Committee Report

Details of the report of the Corporate Governance Committee for 2018 are set out below.

Membership	The Board of Directors appointed the current members of the Corporate Governance Committee on April 26, 2018 and reappointed Martin J. G. Glynn to be the Chair of the Committee. The Corporate Governance Committee has four members, including the Chair, and each member is an independent director.

Mandate	A copy of the Corporate Governance Committee Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings – 2018

The Corporate Governance Committee held three meetings in 2018 and, among other matters:

•  Reviewed and agreed upon 2018 priorities for the Committee.

•  Reviewed the membership of the Board Committees and the current Committee Chairs.

•  Reviewed and approved the 2018 Management Information Circular, including the disclosure of Corporate Governance Practices and the disclosure regarding director independence.

•  Received and discussed reports on the Corporation’s investor relations initiatives.

•  Received updates on related party transactions at each of its meetings.

•  Received and discussed updates on the Director Education Program.

•  Received updates on the Corporation’s compliance program.

•  Reviewed director compensation.

•  Reviewed the results of the 2018 Director Assessment Surveys.

•  Reviewed and considered the mandates of the Board of Directors and the Board Committees.

•  Reviewed the Director Skills Matrix.

•  Reviewed revisions to the Company Communications Disclosure & Insider Trading/Reporting Policy.

•  Received at each meeting an overview of recent legal and regulatory developments in both Canada and the U.S. regarding corporate governance.

•  Reviewed the agenda items for the meetings of the Board of Directors and Board Committees to be held in 2019.

Meetings – First Quarter 2019	The Corporate Governance Committee held one meeting in the first quarter of 2019 and, among other matters, reviewed and recommended to the Board of Directors the approval of this Circular.

Report Presented By:	Martin J. G. Glynn, Chair Stephen E. Bradley Eva L. Kwok Wayne E. Shaw

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Health, Safety and Environment Committee Report

Details of the report of the Health, Safety and Environment Committee for 2018 are set out below.

Membership	The Board of Directors appointed the current members of the Health, Safety and Environment Committee on April 26, 2018 and reappointed Stanley T. L. Kwok as the Chair of the Committee. On July 25, 2018 Colin S. Russel was appointed Vice Chair of the Committee. The Health, Safety and Environment Committee has four members, including the Chair, and four members are independent directors.

Mandate	A copy of the Health, Safety and Environment Committee Mandate is posted on the Corporation’s website at www.huskyenergy.com.

Meetings – 2018

The Health, Safety and Environment Committee held two meetings in 2018 and, among other matters:

•  Received Process & Occupational Safety updates on the following topics:

•  the Corporation’s Operational Integrity Scorecard;

•  pipeline integrity;

•  the Corporation’s Safety Case Program;

•  a safety and engagement survey;

•  legalization of cannabis in Canada;

•  serious incidents and investigations in respect of the Corporation’s operations;

•  Tier 1/Tier 2 Process Safety Events;

•  the Husky Operational Integrity Management System (HOIMS) improvement; and

•  updates on the Atlantic iceberg incident and Superior, Wisconsin refinery incident.

•  Received Corporate Responsibility updates on the following topics:

•  environmental, social and governance disclosure;

•  carbon regulation;

•  environmental audit programs;

•  the Corporation’s North Saskatchewan river oil spill;

•  the Corporation’s asset retirement;

•  corporate security;

•  applicable regulatory matters; and

•  the Corporation’s geographical response plan.

Report Presented By:	Stanley T. L. Kwok, Chair Colin S. Russel, Vice Chair Frederick S. H. Ma Neil D. McGee

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Corporate Governance Practices

The Board of Directors recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation’s governance practices are the responsibility of the Board of Directors but the Board of Directors has delegated some of its responsibilities to develop and monitor the Corporation’s governance practices to the Corporate Governance Committee. The Board of Directors has developed corporate governance policies and procedures, which are monitored and reviewed on a continuous basis by the Corporate Governance Committee.

National Instrument 58-101 Disclosure of Corporate Governance Practices (NI 58-101), National Policy 58-201 Corporate Governance Guidelines (NP 58-201) and National Instrument 52-110 Audit Committees (NI 52-110) set out the rules and best practices regarding corporate governance and rules relating to audit committees, respectively. The Board of Directors and the Corporate Governance Committee have determined that the Corporation’s governance practices are generally aligned with the practices and guidelines set out in NI 58-101 and NP 58-201.

Board of Directors

NP 58-201 provides that a board of directors should have a majority of independent directors. NI 52-110 provides that an “independent director” is one who has no direct or indirect material relationship with the issuer. A “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board of Directors, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is “independent”. To carry out this determination, all relationships with the Corporation and its subsidiaries and affiliates are reviewed. To assist the Board of Directors in its determination, each director completes a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation and its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

Each of Stephen E. Bradley, Martin J. G. Glynn, Eva L. Kwok, Stanley T. L. Kwok, Frederick S. H. Ma, George C. Magnus, Colin S. Russel, Wayne E. Shaw and William Shurniak are independent, being nine of the 16 proposed nominees for election to the Board of Directors.

Victor T. K. Li, Canning K. N. Fok, Poh Chan Koh, Neil D. McGee and Frank J. Sixt are not independent within the meaning of NI 58-101 because each of them is either an executive officer of a major Shareholder or an executive officer of an affiliate of a major Shareholder. Asim Ghosh is not independent under NI 58-101 because he was President & Chief Executive Officer of the Corporation within the last three years. Robert J. Peabody is not independent under NI 58-101 as he is President & Chief Executive Officer of the Corporation.

The other directorships which certain of the Corporation’s directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, are set out in their respective biographies under “Director Nominees – Nominee Profiles”. The Corporate Governance Committee recognizes the extensive qualifications and valuable experience of these individuals, as well as the time and diligence that they devote to their duties and responsibilities on the Board of Directors. The Co-Chairs and the Corporate Governance Committee have determined that the other current board memberships will not negatively affect the commitments or contributions of these individuals to the Board of Directors.

During each of the regularly scheduled Board of Directors and Board Committee meetings held during 2018, with the exception of one of the Compensation Committee meetings, a portion of the meeting was held without management present. Although five of the seven non-independent directors are not independent under NP 58-201 because, as described above, each of them is either an executive officer of a major Shareholder or an executive officer of an affiliate of a major Shareholder, the Board of Directors is of the view that those directors exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. Accordingly, the in camera sessions of the non-management directors are a forum for open and candid discussions. In addition, the independent directors met five times in 2018 without management and the non-independent directors being present.

The Board of Directors has appointed Co-Chairs of the Board of Directors, each of whom is not independent under NP 58-201 as each is an executive officer of affiliates of a major Shareholder. Although not independent under NP 58-201, the Board of Directors is of the view that the Co-Chairs exercise independent judgment in the Corporation’s best interests in the same way as the independent directors do. In addition, William Shurniak, an independent director, is Deputy Chairman.

Similarly, the Board of Directors has not appointed a lead director. The roles of the Co-Chairs of the Board of Directors and the Chief Executive Officer are separated. In addition, the Board of Directors has a Corporate Governance Committee which consists of four independent directors. The Corporate Governance Committee has a broad mandate, and has a strong role in governance matters, including the review of related party transactions within previously established guidelines. It also reviews the agenda items for meetings of the Board of Directors to be held in the ensuing year, reviews concerns raised by the independent directors and oversees the implementation of any approved course of action arising out of such review.

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The principal responsibilities of the Co-Chairs include the oversight of the Board of Directors’ effectiveness and efficiency, the general management of the Board of Directors and its processes, the maintenance of the Board of Directors’ independence from management and the general administration of the Board of Directors’ relationship with the President & Chief Executive Officer and the other executive officers of the Corporation.

The Co-Chairs communicate regularly with members of the Board of Directors and provide feedback to the President & Chief Executive Officer on behalf of the Board of Directors and/or individual directors. In addition, the Co-Chairs work with the Corporate Governance Committee, the President & Chief Executive Officer and the Senior Vice President, General Counsel & Secretary in setting Board of Directors meeting schedules and agendas.

The attendance records of the directors for all Board of Directors and Board Committee meetings are disclosed under “Director Nominees – Nominee Profiles”.

Board of Directors Mandate

The Board of Directors Mandate, setting out its duties and responsibilities, is attached to this Circular as Appendix “A”. The Board of Directors, as a whole, regularly reviews its mandate.

The Board of Directors is responsible for the annual review and approval of the Corporation’s strategic plan. The Board of Directors discusses and reviews with management all materials relating to the strategic plan and receives from management updates on the strategic plan throughout the year. Management is required to seek the Board of Directors’ approval for any transaction that would have a significant impact on the Corporation’s strategic plan. In addition, the Board of Directors holds an annual session on strategic planning in November of each year. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the annual strategy review. In November 2018, the Board of Directors considered the following:

•	a comparison of the Corporation’s actual performance to its target ranges on previously set financial, operational and health, safety and environment key performance metrics;

•	a performance update on key strategic objectives related to the Corporation’s two main areas of focus, the Integrated Corridor and Offshore;

•	the current and expected business environment in the oil and gas industry;

•	the 2019 Budget and Long Range 2020-2023 Plan developed by management; and

•	a critical risk review of the Corporation’s identified critical risks, and a discussion of emerging risks related to the Corporation and its operations.

As part of the Board of Directors’ stewardship responsibility, it oversees the identification of the principal risks of the Corporation and the implementation of appropriate systems to identify and manage such risks. The Audit Committee, Corporate Governance Committee, Compensation Committee and Health, Safety and Environment Committee report to the Board of Directors on their respective areas of oversight.

The Corporation’s Corporate Risk Management group developed an Enterprise Risk Management (ERM) framework and policy that was endorsed in 2012 by management. ERM enables management to identify and assess hazards and risks and ensure that appropriate risk mitigation procedures are in place. The Corporation has adopted ERM to support decision-making with a comprehensive identification and assessment of hazards and risks that could impact the health and safety of people, property and the environment and the Corporation’s finances and reputation. The ERM framework and policy set a consistent risk assessment and reporting process across the Corporation. The Corporate Risk Management group conducts, at a minimum, annual reviews of the Corporation’s risks and mitigation activities. With ERM, the Corporation is able to provide greater certainty that risks are well managed. In 2018, the Audit Committee received an ERM update four times during the year, the Health, Safety and Environment Committee received an ERM update two times during the year, and the Board of Directors received an annual ERM update.

As part of the Audit Committee’s risk oversight role, it discusses with management, on a regular basis, the identification, management and mitigation of major financial risk exposures across the Corporation. In addition, the Audit Committee oversees the Corporation’s risk management framework and related processes.

As part of the Health, Safety and Environment Committee’s risk oversight role, it receives updates from the Corporation’s Process and Occupational Safety group on HOIMS, which creates a framework for identifying hazards and establishing processes to eliminate, mitigate or control them. Consisting of 14 elements, HOIMS establishes procedures that reinforce process and occupational safety. The management system drives reliability and operational integrity, resulting in the protection of people, the environment and assets. HOIMS is the foundation of Husky’s approach to safety.

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As part of the Compensation Committee’s risk oversight role, it reviews the Compensation Program to ensure an adequate level of risk mitigation is maintained. For further details, see the discussion under “Executive Compensation – Compensation Discussion and Analysis – Risk Mitigation in Compensation Program”.

For a detailed explanation of the major risks applicable to the Corporation, see the Corporation’s 2018 Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2018.

Position Descriptions

The Board of Directors has adopted written duties and responsibilities (Duties and Responsibilities) for the Co-Chairs of the Board of Directors and the Chair of each Board Committee. The Duties and Responsibilities provide that the Co-Chairs act as chief administrative officers of the Board of Directors and have the responsibilities described under “Corporate Governance Practices – Board of Directors”.

The Duties and Responsibilities of the Co-Chairs of the Board of Directors and the Chair of each Board Committee are reviewed regularly by the Corporate Governance Committee.

The Duties and Responsibilities of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

Copies of the Duties and Responsibilities of the Co-Chairs and the Chair of each Board Committee can be found on the Corporation’s website at www.huskyenergy.com.

The Board of Directors has adopted Duties and Responsibilities for the President & Chief Executive Officer pursuant to which the Board of Directors has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation’s operations that are not specifically reserved to the Board of Directors under the Board of Directors Mandate. The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation, which are consistent with the Corporation’s overall strategic plan and budget. The Board of Directors has also approved the President & Chief Executive Officer’s specific discretionary authority.

The Duties and Responsibilities of the President & Chief Executive Officer are reviewed annually by the Corporate Governance Committee.

A copy of the Duties and Responsibilities of the President & Chief Executive Officer can be found on the Corporation’s website at www.huskyenergy.com.

Orientation and Continuing Education of Directors

The Corporation has established and maintains an orientation program for new directors which includes briefings with management, copies of current statutory and operational reports and, if desired, site visits to corporate facilities. New directors are provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the roles, duties and responsibilities of the Board of Directors, the Board Committees and individual directors and other background information. In addition, all directors have access to an electronic Directors Handbook containing, among other things, the Board of Directors Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, materials related to the oil and gas industry and the Corporation’s activities, a strategic plan, a list of Committees and Committee Mandates and various corporate policies.

Information sessions for all directors are held regularly on topics relating to significant aspects of the Corporation’s business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. The Corporate Governance Committee reviews information on governance and legal topics that may be of interest to directors and, if appropriate, invites external experts to make presentations to the Board of Directors on specified subjects. In addition, to foster the Board of Directors’ continuing familiarity with corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board of Directors meetings to report on their respective business activities. Specific management presentations and updates during 2018 included:

•	monthly operational and financial updates;

•	quarterly presentations of financial information and operations;

•	a review of the Corporate Iceberg Management Program;

•	environmental, social and governance developments;

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•	Canadian perceptions and trends in energy; and

•	a process and occupational safety update.

The Corporation also annually holds an Investor Day Presentation and a Health, Safety & Environment Summit, which some of the directors attend. From time to time, directors participate in site visits to the Corporation’s major facilities.

Ethical Business Conduct

The Corporation has a Code of Business Conduct (the Code) that is applicable to all directors, officers and employees of the Corporation and its subsidiaries. A copy of the Code can be found on the Corporation’s website at www.huskyenergy.com and on the SEDAR website at www.sedar.com. Pursuant to the Code, among other things, management is expected to manage the Corporation (and the Board of Directors is expected to oversee management) in a manner that enhances Shareholder value, consistent with the highest level of integrity and with the law.

The Corporation also has an Ethics Help Line, a reporting mechanism that provides an avenue for employees and external stakeholders to anonymously report potential breaches of the Code. Reports may be filed in two ways: by calling a toll-free telephone number and through an online web-based reporting system. Reports deemed to require investigation will be investigated by the Ethics Help Line sponsors, who are representatives from the Corporation’s legal, corporate security, human resources, health, safety and environment, and internal audit groups.

The Board of Directors, through the Audit Committee, monitors compliance with the Code by reviewing with management, internal audit and the external auditors the methods used to establish and monitor the Corporation’s policies with respect to unethical or illegal activities by the Corporation’s employees that may have a material impact on the financial statements or other reporting of the Corporation. The Audit Committee is responsible, if required, for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2018.

As part of its mandate, the Corporate Governance Committee reviews related party transactions within previously established guidelines. Related party transactions below an established monetary threshold do not require pre-approval, but are reported on annually to the Corporate Governance Committee. Related party transactions above this threshold require approval of the Corporate Governance Committee before proceeding. The Corporate Governance Committee reviews such transactions to ensure they reflect market practice and commercial arm’s length terms, and are in the best interests of the Corporation. The Corporate Governance Committee has the ability to, and has exercised its ability to, retain independent counsel to advise on, and independent advisors to provide fairness opinions on, proposed related party transactions. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board of Directors. For those related party transactions of an ongoing nature, management provides an update at every Corporate Governance Committee meeting. If deemed necessary and appropriate, the Board of Directors will form an independent committee to consider a proposed related party transaction and the Corporate Governance Committee will have no involvement in the review process.

The Board of Directors’ responsibilities are governed by (i) the Business Corporations Act (Alberta), (ii) the Corporation’s articles and by-laws, (iii) the Board of Directors Mandate, (iv) the Code, (v) the Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy, (vii) the mandate of each of the Board Committees and (viii) other corporate policies and applicable laws.

The Corporation’s Company Communications Disclosure and Insider Trading/Reporting Policy governs the conduct of all directors, officers and employees pertaining to the disclosure of material information about the business and affairs of the Corporation and the trading of the Corporation’s securities.

Information regarding the Ethics Help Line and a copy of the Company Communications Disclosure and Insider Trading/Reporting Policy can be found on the Corporation’s website at www.huskyenergy.com.

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Nomination of Directors

The Board of Directors has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board of Directors and the Board Committees. New nominees to the Board of Directors are reviewed by the Corporate Governance Committee in consultation with the Co-Chairs and, thereafter, are presented to the full Board of Directors for approval. As part of this process, the Corporate Governance Committee consults with the Co-Chairs and has available a skills matrix based on broad criteria regarding qualifications of candidates for Board of Directors membership, such as background, business, board and international experience and technical skills (financial, legal, human resources and executive compensation), as well as the Board Diversity Policy, which assists in effectively selecting directors with competencies that best meet the needs of the Board of Directors at any point in time.

A copy of the mandate of the Corporate Governance Committee describing the director nomination process can be found on the Corporation’s website at www.huskyenergy.com.

The Board of Directors does not have a separate nominating committee, as this function is performed by the Corporate Governance Committee in consultation with the Co-Chairs. All of the members of the Corporate Governance Committee are independent directors.

Compensation

For a discussion of the determination of compensation for the Corporation’s officers and directors and for the Compensation Committee, see “Director Compensation” and “Executive Compensation”.

Other Board Committees

In addition to the Audit Committee, the Compensation Committee and the Corporate Governance Committee, the Corporation has a Health, Safety and Environment Committee.

The mandate of the Health, Safety and Environment Committee is to:

1.	review, on a periodic basis, the Corporation’s health, safety and environment (HS&E) policy, management systems and programs and any significant policy contraventions;

2.	review, on a periodic basis, the Corporation’s HS&E audit program and significant findings resulting from the program;

3.	review, on a periodic basis, compliance with governmental orders, conduct of litigation and other proceedings relating to HS&E matters;

4.

review, on a periodic basis, actions and initiatives undertaken to mitigate HS&E risk and/or HS&E matters having the potential to affect the Corporation’s activities, plans, strategies or reputation; in addition, the Committee oversees the Corporation’s risk management framework and related processes in relation to HS&E matters;

5.	conduct a periodic review of the Corporation’s environmental remediation program;

6.

monitor, on a periodic basis, the relationship with regulatory authorities and others outside the Corporation (including joint venture partners, neighbouring property owners, stakeholders and Shareholders) on HS&E issues;

7.	act in an advisory capacity to the Board of Directors;

8.	carry out such other responsibilities as the Board of Directors may, from time to time, set forth; and

9.

advise and report to the Co-Chairs of the Board of Directors and the Board of Directors, relative to the duties and responsibilities set out above, from time to time, in such detail as is responsibly appropriate.

For further information concerning the Corporation’s community engagement and environmental initiatives, please refer to the Corporation’s ESG Report for 2018, available on the Corporation’s website at www.huskyenergy.com.

The members of each Board Committee and their attendance records at Board Committee meetings are disclosed in their respective biographies under “Director Nominees – Nominee Profiles”.

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Assessments

The assessment of the effectiveness of the Board of Directors is conducted through the completion of annual surveys by all of the directors and an informal process of engagement and dialogue, from time to time, between the Co-Chairs and the individual directors. The responses to the annual assessment surveys are reviewed by the Corporate Governance Committee.

An informal process of assessing the performance of Board Committees and individual directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual directors.

Director Term Limits

The Corporation has not implemented a policy mandating term limits for directors, and the Board of Directors believes this is in the best interest of the Corporation. The Corporation values the comprehensive knowledge of the Corporation and its operations that long-serving directors possess and the contribution that this makes to the Board of Directors as a whole. Tenure will be determined on the basis of contribution and continued evidence of the exercise of independent judgment.

Representation of Women on the Board of Directors and as Executive Officers

The Corporation has adopted a Board Diversity Policy, which establishes the approach the Board of Directors takes to diversity when considering its composition. Board of Directors diversity is considered to be made up of a number of sources, including but not limited to gender, age, race, cultural and educational background, professional experience, skills, knowledge and industry experience. These differences will be considered in determining the optimum composition of the Board of Directors and are balanced appropriately. While diversity is a key critical consideration, all Board of Directors appointments are made on merit, in the context of skills, experience, independence and knowledge which the Board of Directors as a whole requires to be effective.

The Corporate Governance Committee, in coordination with the Co-Chairs of the Board of Directors, reviews and assesses Board of Directors composition and recommends the appointment of new directors. The Corporate Governance Committee reviews the Board Diversity Policy annually to ensure its effectiveness and, as required, will recommend any revisions to the Board of Directors for approval.

The Corporation has a Diversity & Respectful Workplace Policy, which applies to all Husky employees and contractors. This policy has as a guiding principle fair representation of women at all levels of the organization. This principle informs executive officer appointments.

The Corporation has not adopted a target regarding women on the Board of Directors. The focus is on attracting the competencies that best meet the needs of the Board of Directors at any point in time. This focus, however, always considers the principles set out in the Board Diversity Policy. In reviewing Board of Directors composition, the Corporate Governance Committee, in conjunction with the Co-Chairs, considers all aspects of diversity, including but not limited to gender.

Currently, two out of the 16 (12.5%) members of the Board of Directors are women.

The Corporation has not adopted a target regarding women in executive officer positions. The focus is on attracting the competencies that best meet the needs of the Corporation at any point in time, while considering and honouring the guiding principle of fair representation of women at all levels of the organization as set out in the Corporation’s Diversity & Respectful Workplace Policy. The Corporation considers and reflects upon the various factors that inform this matter and takes the approach of continually striving to improve through the creation and implementation of policies and the fostering of a culture that is encouraging and accepting of diversity, rather than setting targets.

Currently, three out of the 17 (17.64%) executive officers of the Corporation are women.

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Executive Compensation

Compensation Discussion and Analysis

The Compensation Committee is appointed by the Board of Directors to oversee the development of the Corporation’s executive compensation program (the Compensation Program) and ensure it is aligned with the delivery of Shareholder value. Among its responsibilities, the Compensation Committee reviews and approves the President & Chief Executive Officer’s compensation recommendations for the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries. See “Executive Compensation – Compensation Committee Mandate”.

All members of the Compensation Committee have the skills and experience to fulfill their responsibilities and to make decisions on the suitability of the Corporation’s compensation policies and practices. They have developed skills and experience in making executive compensation decisions through leadership positions within large organizations and through serving on compensation committees of other large publicly traded companies. Their collective experience in handling executive compensation matters is broad in nature and includes experience within a diverse range of industries.

Performance in 2018

The Compensation Committee’s decisions are based on the achievement of specific corporate and individual performance related objectives. The Corporation’s strategic objectives include:

•	the formulation and execution of a corporate strategy which maintains a strong balance sheet, while preserving the Corporation’s growth opportunities;

•	a commitment to operational integrity which translates into conducting all activities safely and reliably;

•	to ensure a robust management succession plan is in place;

•	to identify significant risks to the Corporation’s businesses and ensure mitigation strategies are established;

•	strict financial discipline aimed at maintaining a strong balance sheet; and

•	creating Shareholder value through responsible and sustainable growth.

The Corporation has met or exceeded its business objectives for 2018 in a number of areas. Overall performance was highlighted by a strong return on capital employed (see “Advisories – Non-GAAP Measures”) of 6.7% and net earnings of $1.5 billion. The reserves replacement ratio of 255% (including economic revisions) is far in excess of the Corporation’s stated objective.

Net debt (see “Advisories – Non-GAAP Measures”) at December 31, 2018 was similar to net debt at December 31, 2017, but was at a higher level than expectations, reflecting increases in the Corporation’s capital programs.

In 2018, Husky continued to capture value from its Integrated Corridor business, which is purpose-built to capture margins from the reservoir to the refinery rack. Tight physical integration along the Integrated Corridor business helped mitigate persistent location differentials for the Corporation’s heavy oil and bitumen production.

In Upstream Operations, growing gas demand across the Asia Pacific region in 2018 resulted in record sales gas volumes which were more than offset by natural declines related to heavy crude oil production, reduced optimization activities in the Corporation’s non-thermal developments as well as the impact of suspended operations in the Atlantic region.

In 2018, the Corporation also made significant progress on growth, advancing a series of Lloyd thermal developments, the Western Canada resource play developments in the Spirit River and Montney formations, the Liuhua 29-1 field at Liwan and the West White Rose Project.

Operational safety is critical to everything that the Corporation does. The Corporation recognizes that process safety will drive Shareholder value and employee engagement and will give the Corporation a license to operate. In recognizing safety’s importance to Shareholders, stakeholders, executives and employees, the Corporation and the Compensation Committee are committed to directly linking safety results to the Compensation Program. The 2018 recordable incident rate of 0.57 was an improvement over 2017 and the Corporation saw continuous improvement in both Tier 1 and Tier 2 incidents. These results along with the Superior Refinery incident and the Atlantic spill will all impact the Corporation’s short-term incentive program.

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Such outcomes impact compensation decisions for the year, forming the basis for the calculation of the corporate multiplier applied to the short-term incentive program, and in the evaluation of individual performance. Paying for performance forms the basis for the Corporation’s compensation objectives and philosophy.

In 2018, the Corporation appointed several new executives from the internal candidate pool, including the Chief Financial Officer, the Senior Vice President, Downstream, the Senior Vice President, Atlantic Region, and the Senior Vice President, Heavy Oil & Oil Sands.

Compensation Objectives and Philosophy

The Compensation Program is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation’s business objectives and create long-term value for Shareholders. It consists of base salary, short-term incentives (annual bonuses) and long-term incentives (PSUs and stock options). Based on a pay-for-performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

The Board of Directors, with the President & Chief Executive Officer, have developed a long term strategic plan for the Corporation. From the long term plan annual corporate milestones are established and individual performance contracts for each executive officer are set, all with the objective of achieving the long term strategic plan.

Base salary and short-term incentives primarily reward executive officers for delivering results on annual milestones, and are important to incentivize executive officers to work towards the common goals of the Corporation and the Shareholders. However, the Compensation Program is designed to contain significant pay at risk, with base salary comprising less than 35% of the target total compensation. The Compensation Program is intentionally more heavily weighted towards performance based elements of compensation.

Long-term incentive awards focus executive officers to make decisions that not only achieve annual milestones, but also continue to deliver results over the longer term. The long-term incentive program is weighted 80% to a Performance Share Unit Plan (the PSU Plan) that only vests with the achievement of corporate measures, including relative total shareholder return (TSR) against a pre-defined peer group. The remaining 20% of the long-term incentive award is provided in stock options. Stock options only provide value to executive officers with share price appreciation. If the share price appreciates, Shareholders see more value and the compensation of the executive officers increases accordingly. Without share price appreciation executive officers will receive less compensation through their long-term incentive plans, thus reinforcing the Corporation’s pay-for-performance philosophy. The Corporation has elected not to use restricted share units, which carry no performance condition, in order to ensure better alignment with shareholders.

Risk Mitigation

The Compensation Program is designed to provide executive officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. As part of its review and discussion of the Compensation Program, the Compensation Committee noted the following facts:

•

all the directors, including the members of the Compensation Committee, are regularly apprised of the Corporation’s financial and operating performance throughout the year and the risk characteristics of corporate decisions;

•	executive compensation is tied to the overall results of the Corporation, both financial and operational, with consideration given to personal performance as it relates to the bonus award;

•	the annual incentive program features capped payouts so as not to encourage excessive risk taking;

•	there is an effective balance, in each case, between cash and equity mix, near-term and long-term focus, corporate and individual performance, and financial and non-financial performance;

•	the Corporation’s approach to performance evaluation and compensation provides greater rewards to an executive officer achieving both short-term and long-term agreed upon objectives;

•	an Anti-Hedging Policy has been adopted (see “Executive Compensation – Executive Equity Compensation Anti-Hedging Policy”);

•	a Clawback Policy has been adopted (see “Executive Compensation – Clawback Policy”); and

•	a Share Ownership Guideline Policy was implemented effective January 2019 (see “Executive Compensation – Share Ownership Guideline Policy”).

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Compensation Governance

Succession Planning

The Compensation Committee is entrusted with the responsibility of overseeing the Corporation’s succession planning for senior executive officer roles. As part of this process the Compensation Committee reviews, at least annually, the succession plan for the Corporation’s senior executive officers. This involves a review of the positions and an evaluation of the qualifications and experience needed to fill these roles. In some instances, internal candidates are identified and evaluated to determine their strengths and areas in need of development. The Compensation Committee reports annually to the Board of Directors on the effectiveness of the succession planning processes.

Compensation Process

The President & Chief Executive Officer recommends to the Compensation Committee the individual compensation packages for the executive officers. The Compensation Committee takes these recommendations into consideration when making final decisions on compensation for those executive officers. Compensation decisions regarding the President & Chief Executive Officer are made entirely by the Compensation Committee and are based primarily on the achievement of individual and corporate goals and objectives including long-term strategic objectives.

The Corporation participates in annual executive compensation surveys (the Surveys) conducted by Willis Towers Watson. The Surveys look at base salaries and other short-term and long-term incentive programs in effect at the Corporation’s peer companies in Canada and are used, along with the disclosure in such peer companies’ annual management information circulars, as a reference by the Compensation Committee to assess the competitiveness of the Compensation Program. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executive officers who operate in similar business environments and whose positions are of similar capacity, scope and complexity.

The Compensation Committee reviews the list of the Corporation’s peer companies to ensure their continued appropriateness. The peer group for 2018 was:

Barrick Gold Corporation	Enbridge Inc.	Suncor Energy Inc.
Canadian Natural Resources Limited	Encana Corporation	Teck Resources Limited
Cenovus Energy Inc.	Nutrien Ltd. (formerly Agrium Inc.)	TransCanada Corporation

In choosing the peer companies, the Compensation Committee selects: (i) commodity-cyclical, resource-based companies with integrated operations; or (ii) similarly-sized (as measured by annual revenue) energy companies headquartered in Canada; or (iii) similarly-sized (as measured by assets) capital-intensive companies operating in Canada. The Compensation Committee believes these metrics are appropriate for determining peers because they provide a reasonable point of reference for comparing executive officers with similar positions and responsibilities as well as representing a source of competition for executive talent.

The Corporation retains Willis Towers Watson to provide specific analysis on executive compensation in respect of the competitiveness of the Corporation’s compensation practices. The Compensation Committee considers this analysis in making its decisions on all elements of compensation for executive officers.

Executive Compensation External Consultant Fees

The Corporation continued its engagement of Willis Towers Watson to assist in determining the 2018 compensation for the Corporation’s directors and executive officers. Willis Towers Watson, which has been retained by the Corporation since at least 2007, has protocols in place to ensure that it is in a position to provide independent advice. While the Compensation Committee considers the information provided by Willis Towers Watson in making its decisions on all elements of compensation for the Corporation’s executive officers, the Compensation Committee remains wholly responsible for its own decisions, which may reflect other considerations.

The following table provides information about the fees billed to the Corporation for services rendered by Willis Towers Watson during the financial years indicated.

	2018	2017
Executive Compensation-Related Fees	$241,179	$225,826
All Other Fees	$1,974,454	$3,394,053

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Executive Compensation-Related Fees consist of fees for services related to determining compensation for any of the Corporation’s directors and executive officers. All Other Fees consist of fees for all other services that may have been provided by Willis Towers Watson that are not included under Executive Compensation-Related Fees and include services related to the review of the Corporation’s long-term incentive plans, the compilation of compensation market data, comparator peer group development, administrative and actuarial services related to the Corporation’s pension and benefits plans, corporate risk and broking services and other general management consulting services.

Elements of Compensation

Base Salary

The base salary of each of the Corporation’s executive officers is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee believes that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation’s desired competitive positioning in the oil and gas industry.

Short-term Incentive Program

The purpose of the short-term incentive program is to relate a component of compensation directly to the achievement of stated annual objectives from a corporate and individual standpoint. Awards are based on overall performance and each executive officer is assessed on the same consistent basis with bonuses being determined only after the Corporation’s financial results for the preceding financial year are known. Actual awards received by executive officers may be higher or lower than the target bonus opportunity depending on the results. With respect to the Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”), the target bonus opportunity and range of opportunity are as follows:

Position	Target Bonus Opportunity (percentage of base salary)	Corporate Performance Range of Opportunity	Individual Performance Range of Opportunity
President & Chief Executive Officer	125%	50 – 150%	50 – 150%
Chief Financial Officer	70%	50 – 150%	50 – 150%
Chief Operating Officer	75%	50 – 150%	50 – 150%
Chief Operating Officer, Asia Pacific	50%	50 – 150%	50 – 150%
Senior Vice President, Downstream	50%	50 – 150%	50 – 150%

The Compensation Committee and the President & Chief Executive Officer developed the 2018 corporate scorecard, which forms the basis for the calculation of the corporate multiplier for the short-term incentive program. Corporate performance, for the purpose of calculating the short-term incentive corporate multiplier, is determined through an evaluation of performance of the Corporation as a whole relative to the annual budget approved by the Board of Directors. Specific measures examined included performance against targets for upstream operating unit costs, refinery/upgrading unit costs, production, refinery/upgrading throughput, reserves replacement, and finding and development costs.

These metrics are also assessed in relation to performance by the Corporation’s peers. Targets for these metrics will be driven by the economic environment and will be aligned with the Corporation’s overall strategic objectives. As Husky believes the targets provide competitively sensitive information about its operational strategy, and if disclosed would seriously prejudice its interests, it is relying on the exemption in applicable securities laws from disclosing quantitative targets. As these targets are set based on the budget approved by the Board of Directors, there is an expectation by the Compensation Committee that the targets will be met.

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Weighting	Metric

50%	Operating Metrics The operating metrics used to assess the financial performance of the Corporation include net debt, upstream/operating cost, refining/upgrading operating cost and headcount.	Modified by factor S(1)
30%	Production/Reserves Performance in production takes into account the corporation’s total production, refinery/upgrading throughput and reserves replacement ratio.
20%	Qualitative Assessment The qualitative assessment is based on certain 2018 commercial achievements and the execution of the Corporation’s capital and operations plan.

Note:

(1)	S is the adjustment factor used to apply the value of process, occupational and environmental safety to the bonus program. S is a rating between 0.8 and 1.2.

Individual performance for an executive officer is determined against achievement of his or her own specific targets as set out in his or her annual performance contract. Executive officer individual objectives are set to support the corporate scorecard and the Corporation’s strategic objectives. Key performance metrics are identified and targets are set annually in order to gauge the results of actions undertaken by the President & Chief Executive Officer, the other executive officers and the employees generally in executing the Corporation’s strategic plan. The President & Chief Executive Officer and the Compensation Committee also evaluate a broad range of qualitative factors, including reliability in delivering financial and growth objectives, a track record of integrity, a good safety record, environmental stewardship, good judgment, the vision and ability to create further growth, the ability to lead others and stewardship through varying economic conditions. This multiplier can vary between 50% and 150%.

Operational safety is expected in the achievement of all of the metrics in the corporate scorecard. To appropriately apply the corresponding value of safety to performance, safety does not have its own weighting within the scorecard, but is used as the adjustment factor S to the total overall corporate multiplier as described above.

Long-term Incentive Compensation

To align with short and long-term business performance and Shareholder value creation, long-term incentives consist of a combination of PSUs and stock options. In determining the appropriate long-term incentive fair value granted to the Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”), the Compensation Committee considers external market data, as well as other factors such as leadership and talent retention.

In administering long-term incentives for executive officers in 2018, the Corporation granted PSUs and stock options. While PSUs and stock options are both tied to share price, the incentive and retention value of stock options may be limited in circumstances where, notwithstanding strong corporate and individual performance, the share price performance may be negatively impacted by external factors. Unlike stock options, PSUs continue to provide an incentive for executives to remain with the Corporation during such periods, continuing to tie compensation to share price performance and comparison to peer company performance. A vested PSU will always have value equal to the share price.

Granting Process for Share-based and Option-based Awards

In determining the size of individual PSU and stock option grants, the Compensation Committee considers the recommendations of the President & Chief Executive Officer, other than with respect to any PSUs and stock options to be granted to the President & Chief Executive Officer, and considers the aggregate number of Common Shares available under the Corporation’s Incentive Stock Option Plan (the Plan) and the number of individuals to whom the Corporation wishes to grant PSUs and stock options. The Compensation Committee also considers the range of potential compensation levels that may be yielded by the PSUs and stock options. The Compensation Committee reserves the discretion to consider any factors it considers relevant, including, but not limited to, any previous grants to an executive officer or eligible employee, and to give all factors considered the relative weight it considers appropriate under the circumstances then prevailing, in reaching its determination regarding the size and timing of PSU and stock option grants. PSU and stock option grants to existing eligible employees are made on an annual pre-determined date. Similarly, PSU and stock option grants to newly hired employees and those employees receiving job promotions are made on pre-determined dates during the calendar year.

The Compensation Committee approves the maximum number of PSUs and stock options to be granted for the year, along with the specific PSU and stock option grants for the President & Chief Executive Officer and the other executive officers. The allocations of PSUs and stock options for the annual grant, based on employee level, are approved through the delegation given by the Board of Directors to the Compensation Committee. See “Schedule B – Long-term Incentive Plans”.

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Perquisites and Benefit Plans

Along with all other employees, the executive officers participate in the benefit plans provided by the Corporation. There are no special benefit plans in place for any of the executive officers. The executive officers may participate in a supplemental pension plan that is available to all employees where Husky contributions exceed the Income Tax Act (Canada) maximum pension limits. The Corporation has a 5% savings plan for all employees, including the executive officers. Employees, including executive officers, may direct all or a portion of their contribution to the savings plan to be used to purchase Common Shares in the market. The executive officers also receive a monthly vehicle allowance and paid parking.

Compensation Decisions for 2018

Base Salary

On April 1, 2018, the base salaries of Mr. Peabody and Mr. Symonds were increased by 15%, to be market competitive upon completing the first full year in their respective roles. The base salaries of Mr. McKenzie and Mr. Hinkel were increased by 2.5% to be market competitive. The base salary of Mr. Hart was increased by 25% upon receiving the appointment of Chief Financial Officer. On May 1, 2018, the base salary of Mr. Rinker was increased by 15.7% upon his promotion to Senior Vice President, Downstream.

Short-term Incentive Program

Each executive officer’s payment under the short-term incentive program was calculated by applying the executive officer’s target bonus opportunity to salary, modified by the individual performance multiplier and then modified by the corporate multiplier.

The 2018 corporate multiplier for the short-term incentive program was determined to be 88%. With respect to the impact of operational safety on the corporate multiplier, the total recordable incident rate for 2018 was 0.57 compared to a target of no more than 0.60. While the total recordable incident rate was better than expected, the Compensation Committee exercised discretion to impact the corporate multiplier to recognize the Superior Refinery incident in the second quarter of 2018 and the Atlantic spill In the fourth quarter of 2018.

The individual performance multiplier for an executive officer is determined against achievement of his or her own specific targets as set out in his or her annual performance contract.

Long-term Incentive Grants

The following table outlines the number of PSUs and stock options granted in 2018. See “Executive Compensation – Summary Compensation Table” for the corresponding valuations of the PSUs and stock options granted.

Named Executive Officer	Number of PSUs granted	Number of stock options granted
Mr. Peabody	302,700	298,300
Mr. Hart	86,430	139,880
Mr. McKenzie	108,070	174,930
Mr. Symonds	125,510	203,150
Mr. Hinkel	47,690	77,180
Mr. Rinker	47,690	77,180

Total Cost of Compensation

During the financial year ended December 31, 2018, the aggregate compensation amount in 2018 for the Named Executive Officers (as defined under “Executive Compensation – Summary Compensation Table”) was equal to 1.32% of the Corporation’s net earnings for such financial year.

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Performance Graph

The following performance graph compares the Corporation’s cumulative TSR on Common Shares over the period from December 31, 2013 to December 31, 2018, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative TSR on the S&P/TSX Composite Index and on the S&P/TSX Energy Index.

	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18
Husky	100.0	84.7	47.3	53.9	58.7	47.6
S&P/TSX Composite Index	100.0	107.4	95.5	112.2	119.0	105.1
S&P/TSX Energy Index	100.0	92.2	68.5	89.9	80.8	63.5

The Corporation’s executive officers receive long-term incentives as part of their compensation. The actual value received from long-term incentives by individual executive officers is proportional to any increase (or decrease) in the Common Share market price on the TSX. See “Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation – Long-term Incentive Compensation”. In reviewing individual executive officer compensation reported in the Summary Compensation Table, there is a general correlation between Common Share price performance and the total compensation received by the executive officers for the three-year period disclosed in the Summary Compensation Table.

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Summary Compensation Table

The following table details compensation information for the three most recently completed financial years of the Corporation for the Corporation’s: President & Chief Executive Officer, Robert J. Peabody; Chief Financial Officer, Jeffrey R. Hart; former Chief Financial Officer, Jonathan M. McKenzie; Chief Operating Officer, Robert W. P. Symonds; Chief Operating Officer, Asia Pacific, Robert M. Hinkel; and Senior Vice President, Downstream, Jeffrey E. Rinker (collectively, the Named Executive Officers).

Name and principal position	Year	Salary $	Share- based Awards ($)(1)	Option- based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
					Annual incentive plans(3)	Long- term incentive plans
Robert J. Peabody(6)	2018	1,528,750	3,431,528	846,703	1,738,000	—	168,163	171,132	7,884,275
President & Chief	2017	1,375,000	2,619,239	637,452	2,060,000	—	123,750	99,962	6,915,403
Executive Officer	2016	896,243	611,140	181,380	931,000	—	79,233	73,083	2,772,080

Jeffrey R. Hart(7)	2018	385,604	962,392	406,821	171,000	—	35,232	39,963	2,001,013
Chief Financial Officer	2017	287,300	187,210	57,232	131,500	—	20,111	35,795	709,648
	2016	272,000	78,112	23,176	122,000	—	19,040	35,141	490,910

Jonathan M. McKenzie(8)	2018	186,650	1,225,125	496,526	—	—	21,492	56,177	1,985,970
Former Chief Financial	2017	606,750	1,146,925	350,670	662,000	—	30,338	99,397	2,896,080
Officer	2016	600,000	525,986	156,189	588,000	—	30,000	60,018	1,960,193

Robert W. P. Symonds(9)	2018	763,250	1,422,832	576,626	521,000	—	83,958	63,260	3,430,924
Chief Operating Officer	2017	641,333	1,065,525	325,792	640,000	—	44,893	56,798	2,774,341
	2016	418,000	288,073	85,491	245,000	—	25,777	45,353	1,107,694

Robert M. Hinkel(10)	2018	646,554	540,633	219,070	386,119	—	58,190	351,126	2,201,693
Chief Operating Officer,	2017	643,042	554,943	169,672	423,344	—	44,383	301,087	2,127,471
Asia Pacific	2016	639,878	288,073	85,491	400,090	—	31,994	942,291	2,387,817

Jeffrey E. Rinker(11)	2018	458,333	614,618	276,340	253,000	—	50,071	48,195	1,700,556
Senior Vice President,	2017	380,417	295,991	90,489	231,500	—	19,021	257,797	1,043,713
Downstream

Notes:

(1)

The accounting grant date fair value of PSUs granted but not vested is based on the number of PSUs multiplied by a valuation ratio of 0.67 and the closing price of the Common Shares on the TSX on the grant date of the PSUs. The Corporation uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

(2)

The Corporation has calculated the accounting grant date fair value of the options granted to Named Executive Officers using the Black-Scholes model. The Corporation chose this methodology because it is recognized as the most commonly used methodology of valuing options. The Black-Scholes assumptions used by the Corporation were:

Assumptions	2016	2017	2018
Initial expected useful life	1.9 years (based on option vest date)	1.9 years (based on option vest date)	1.95 years (based on option vest date)

Expected annual dividend	$1.20 per share (based on option grant date)	$0.84 per share (based on option grant date)	$0.68 per share (based on option grant date)

Volatility	27.73% – 30.17% (range within tranches of May grant)	28.09% – 32.61% (range within tranches of March grant)	28.40% – 31.40% (range within tranches of March grant)

Risk-free interest rate	0.61% – 0.75% (range within tranches of May grant)	0.82% – 1.23% (range within tranches of March grant)	1.83% – 2.08% (range within tranches of March grant)

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Mr. Hart also received options on August 15, 2018 and December 17, 2018 and Mr. Rinker received options on August 15, 2018. The August 15, 2018 and December 17, 2018 option grants are based on the following assumptions respectively: Initial expected useful life 1.95 years (both grants); Expected annual dividend $0.60 per share, $0.56 per share; Volatility 29.10% - 32.22%, 30.09% - 31.51%; Risk-free interest rate
2.09% - 2.19%, 1.96% - 1.98%.

(3)	The bonuses disclosed in the table for each year were earned in respect of performance for that year and are paid in the following year.
(4)

Represents contributions the Corporation has made on behalf of the Named Executive Officers to the Retirement Plan (as defined herein), which consists of a Defined Contribution Pension Plan, a non-registered after-tax account for contributions in excess of the income tax limit, matching contributions and taxable cash. Mr. Peabody, Mr. Hart, Mr. McKenzie, Mr. Symonds and Mr. Rinker participated in the Corporation’s Defined Contribution Pension Plan. Mr. Hinkel received taxable cash.

(5)

Includes executive officer perquisites (parking, vehicle allowances), unused vacation payouts, location premiums and allowances and employer contributions to Corporation-sponsored benefits and savings plan programs, with the exception of the Retirement Plan (as defined herein), which is shown under the column “Pension value”. The items included in the column “All other compensation” are paid in cash or are taxable benefits to the Named Executive Officers and therefore the amounts shown are cash costs to the Corporation. Other than as indicated, the Named Executive Officers did not receive any perquisites, including property or personal benefits not generally available to all employees, that in aggregate were worth $50,000 or more, or were worth 10% or more of the Named Executive Officer’s total salary for the financial year.

(6)

Mr. Peabody was appointed President & Chief Executive Officer effective December 5, 2016. Mr. Peabody’s annualized base salary for 2016 for serving as President & Chief Executive Officer was $1,375,000.

(7)	Mr. Hart was appointed Acting Chief Financial Officer on April 5, 2018 and Chief Financial Officer on November 16, 2018. He was previously the Controller of the Corporation.
(8)	Mr. McKenzie’s last day with the Corporation was April 16, 2018.
(9)	Mr. Symonds was appointed Chief Operating Officer effective March 1, 2017. Mr. Symonds’ annualized base salary for 2017 for serving as Chief Operating Officer was $686,000.
(10)

Mr. Hinkel’s “All other compensation” amount for 2016 includes $500,000 USD paid to Mr. Hinkel as a project completion bonus. All figures for Mr. Hinkel were converted from U.S. dollars, the currency in which Mr. Hinkel is paid, to Canadian dollars using the Bank of Canada annual average exchange rate for the applicable year. For the annual averages for 2016, 2017 and 2018, the exchange rates were $1.3248, $1.2986 and $1.2957, respectively.

(11)

Mr. Rinker’s first day of employment with the Corporation was February 1, 2017. Mr. Rinker’s annualized salary for 2017 was $415,000. Mr. Rinker was promoted to the role of Senior Vice President, Downstream effective May 1, 2018. Mr. Rinker’s annualized base salary serving as Senior Vice President, Downstream for 2018 was $480,000. Mr. Rinker’s “All other compensation” includes a $200,000 signing bonus.

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Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets forth information in respect of incentive plan awards outstanding at the end of the financial year ended December 31, 2018 held by the Named Executive Officers.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of PSUs that have not vested (#)(2)	Market or payout value of PSUs that have not vested ($)(3)	Market or payout value of vested PSUs not paid out or distributed ($)
Robert J. Peabody	164,340	33.52	March 2, 2019	—	583,346	8,231,012	—
	135,000	25.41	March 17, 2020	—
	135,000	15.67	May 3, 2021	—
	317,990	16.16	March 7, 2022	—
	298,300	17.05	March 8, 2023	—

Jeffrey R. Hart	10,575	33.52	March 2, 2019	—	108,396	1,529,468	—
	7,900	25.41	March 17, 2020	—
	9,350	18.05	Nov 15, 2020	—
	17,250	15.67	May 3, 2021	—
	28,550	16.16	March 7, 2022	—
	28,550	17.05	March 8, 2023	—
	29,330	21.87	August 14, 2023	—
	82,000	15.57	Dec 16, 2023	—

Robert W. P. Symonds	77,600	33.52	March 2, 2019	—	241,864	3,412,701	—
	63,630	25.41	March 17, 2020	—
	63,630	15.67	May 3, 2021	—
	162,520	16.16	March 7, 2022	—
	203,150	17.05	March 8, 2023	—

Robert M. Hinkel	77,600	33.52	March 2, 2019	—	115,934	1,635,829	—
	63,630	25.41	March 17, 2020	—
	63,630	15.67	May 3, 2021	—
	84,640	16.16	March 7, 2022	—
	77,180	17.05	March 8, 2023	—

Jeffrey E. Rinker	45,140	16.16	March 7, 2022	—	75,580	1,066,434	—
	38,590	17.05	March 8, 2023	—
	38,590	21.87	August 14, 2023	—

Notes:

(1)

Calculated by subtracting the exercise price of the stock options from the closing price of the Common Shares on the TSX on December 31, 2018 ($14.11) and multiplying the amount by the number of Common Shares issuable upon exercise of the options.

(2)	Represents the aggregate number of PSUs held as of December 31, 2018.
(3)

The market or payout value of PSUs that have not vested was determined by multiplying the number of unvested PSUs by the closing price of the Common Shares on the TSX on December 31, 2018 ($14.11). In accordance with the terms of the PSU Plan, actual market or payout value would be equal to the number of vested PSUs multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth information in respect of the value of incentive plan awards held by the Named Executive Officers that vested during the Corporation’s most recently completed financial year.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
Robert J. Peabody	199,967	767,724	1,738,000
Jeffrey R. Hart	22,450	99,456	171,000
Jonathan M. McKenzie	44,899	304,288	—
Robert W. P. Symonds	97,496	361,847	521,000
Robert M. Hinkel	77,506	361,847	386,119
Jeffrey E. Rinker	11,585	—	253,000

Notes:

(1)

Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the difference between the closing price of the Common Shares on the TSX on the vesting date and the exercise price of the options held. Where the vesting date is a weekend or a holiday the most recent closing price immediately prior to the vest date is used.

(2)

Amounts shown are actual payments of vested PSUs calculated by multiplying the number of units granted by the applicable performance vesting factor by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the applicable vesting date.

(3)

Amounts shown are corporate bonus payments related to the 2018 performance year. The figure shown for Mr. Hinkel was converted to Canadian dollars using the Bank of Canada 2018 annual average exchange rate of $1.2957.

Options Exercised during the Year

The following table sets forth information in respect of the number of stock options exercised by the Named Executive Officers and the aggregate value realized upon the exercise of these options during the Corporation’s most recently completed financial year.

Name	Number of Options exercised (#)	Aggregate Value Realized (1) ($)
Jonathan M. McKenzie	97,060	202,431
Robert M. Hinkel	25,709	142,428

Note:

(1)	Represents the difference between the aggregate exercise price and the market price of the Common Shares on the TSX at the time of exercise.

Performance Share Unit Grants Vested in 2018

PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation meeting the performance conditions the Compensation Committee sets at the time of grant. With respect to current outstanding PSUs, up to 50% of the granted PSUs will vest based on the TSR ranking within the Corporation’s industry peer group, and up to 50% will vest based on return on capital in use (ROCIU) targets set by the Corporation. See “Executive Compensation – Long-term Incentive Plans”.

The PSU plan had two grants vest in 2018. PSUs vest on the second and third anniversary dates, resulting in 60% of the 2015 granted PSUs eligible to vest and 40% of the 2016 granted PSUs eligible to vest.

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Pursuant to the terms of the PSU plan, the calculated performance factor for the second vesting tranche of the 2015 PSU grant was 71.34%, resulting in the following payouts

Named Executive Officer	PSUs granted in 2015 (#)	PSUs Eligible to vest (60%) in 2018 (#)	Performance Factor	Share Price at time of vest ($)	Payout under 2015 Grant vesting in 2018 ($)
Mr. Peabody	56,240	33,852	71.34%	17.15	414,173
Mr. Hart	3,300	1,980	71.34%	17.15	24,225
Mr. Hart	3,910	2,346	71.34%	17.95	30,042
Mr. Symonds	26,590	15,954	71.34%	17.15	195,194
Mr. Hinkel	26,590	15,954	71.34%	17.15	195,194

Pursuant to the terms of the PSU plan, the calculated performance factor for the first vesting tranche of the 2016 PSU grant was 87.34%, resulting in the following payouts:

Named Executive Officer	PSUs granted in 2016 (#)	PSUs Eligible to vest (40%) in 2018 (#)	Performance Factor	Share Price at time of vest ($)	Payout under 2016 Grant vesting in 2018 ($)
Mr. Peabody	56,410	22,564	87.34%	17.94	353,551
Mr. Hart	7,210	2,884	87.34%	17.94	45,189
Mr. McKenzie	48,550	19,420	87.34%	17.94	304,288
Mr. Symonds	26,590	10,636	87.34%	17.94	166,653
Mr. Hinkel	26,590	10,636	87.34%	17.94	166,653

Retirement Plan

The Named Executive Officers participate in a Corporation-sponsored retirement plan (the Retirement Plan) made available to all employees. Under the Retirement Plan, the Corporation contributes a percentage of an employee’s base pay each month in the Corporation’s Defined Contribution Plan, and the employee decides how to invest the funds. The contributions made on behalf of employees vary with years of continuous service with the Corporation, ranging from 5% to 9% of base salary. Effective January 1, 2018, the Corporation will contribute 9% of base salary for management and senior management personnel regardless of years of service. Also effective January 1, 2018 the Corporation will match 50% of employee contributions up to 2% of base earnings. Any contributions in excess of the income tax limit are directed to a non-registered after-tax account providing the same investment options as the Defined Contribution Plan.

In 2018, a supplementary pension plan was introduced, to be effective January 1, 2019, specifically for Husky contributions that are over the Income Tax Act (Canada) pension limits. Husky maintains a notional account which accumulates with the annual Husky contribution and notional investment income. The notional account is paid out at retirement or when the member leaves the Corporation. Members defer tax until receipt of the notional account. Where applicable, the following table sets forth information in respect of the Corporation’s defined contribution pension plan payments on behalf of the Named Executive Officers for the Corporation’s most recently completed financial year. Four Named Executive Officers are enrolled in the Corporation’s defined contribution pension plan. Mr. Hinkel received taxable cash.

Name	Accumulated value at start of year ($)	Compensatory ($)(1)	Accumulated value at year end ($)(2)
Robert J. Peabody	57,098	26,500	83,136
Jeffrey R. Hart	115,699	26,500	138,874
Robert W. P. Symonds	57,774	26,500	83,468
Robert M. Hinkel	—	—	—
Jeffrey E. Rinker	20,568	26,500	46,546

Notes:

(1)	Represents employer contributions to the Defined Contribution Plan within the income tax limit.
(2)	Includes investment earnings in 2018.

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Employment Agreements

All of the Named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation’s principal operating subsidiary.

The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer will be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer’s base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation’s option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer’s base annual salary. In addition, pursuant to the Plan, the Board of Directors has the authority to accelerate the vesting of all outstanding options held by the Named Executive Officers.

The total amount that would be payable under the Executive Employment Agreement to each of the Named Executive Officers as at December 31, 2018, assuming a cash payment in lieu of continued benefit coverage, no accrued and unpaid vacation pay and no acceleration of the vesting of unvested options, is set out in the following table.

Name	Salary Related ($)	Benefits Related ($)	Total ($)
Robert J. Peabody	2,750,000	412,500	3,162,500
Jeffrey R. Hart	1,000,000	150,000	1,150,000
Robert W. P. Symonds	1,578,000	236,700	1,814,700
Robert M. Hinkel(1)	1,300,883	195,132	1,496,015
Jeffrey E. Rinker	960,000	144,000	1,104,000

Note:

(1)

Mr. Hinkel is paid in United States dollars. His salary and benefits were converted to Canadian dollars using the Bank of Canada 2018 annual average exchange rate. For the annual average for 2018, the Canadian dollar was at $1.2957.

In the event a Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation’s option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed: (i) that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates; (ii) that except with the consent of the Board of Directors in writing not to disclose any confidential information to any unauthorized persons whether or not the Named Executive Officer continues to be employed by the Corporation; and (iii) not to, directly or indirectly, solicit any employee or contract personnel for employment or contract position for a period of 12 months following the expiry or termination of their respective Executive Employment Agreements.

In April 2018, the Corporation began including an anti-compete clause in its Executive Employment Agreements, with an expectation that such a provision would be incorporated into its Executive Employment Agreements on a go-forward basis. The anti-compete clause prohibits the executive officer from working for any Competing Business within a defined territory for a period of 12 months after leaving the Corporation. Competing Business is defined as any company contained in the list of industry peer group companies used by Husky’s Compensation Committee to determine PSU payouts, as published in the Corporation’s most recent management information circular at the time of termination. All of the Named Executive Officers have signed revised Executive Employment Agreements that include this clause.

Executive Equity Compensation Anti-Hedging Policy

In accordance with the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy, directors and officers of the Corporation are not permitted, at any time, to:

•	engage in the practice of selling “short” securities of the Corporation;

•	engage in the practice of buying or selling a “call” or “put” or any other derivative security in respect of the securities of the Corporation; or

•

enter into any other short or long-term financial transaction that is designed to hedge or offset any decrease in the market value of the Corporation’s securities or which could result in profit from a decrease in the market value of the Corporation’s securities.

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Clawback Policy

The Corporation has adopted a Clawback Policy. Pursuant to the Clawback Policy, the Compensation Committee may require that certain key executive officers, as described in the policy, return incentive compensation paid to them if the financial results upon which the awards were based are materially restated due to intentional misconduct or fraud of the executive officer.

In situations where: (i) the amount of incentive compensation received by an executive officer or former executive officer to whom the policy applies was calculated based or contingent upon the achievement of certain financial results that were subsequently the subject of or affected by a material restatement of all or a portion of the Corporation’s financial statements; and (ii) the executive officer or former executive officer engaged in intentional misconduct or fraud that caused, or potentially caused, the need for the restatement, as admitted by the executive officer or, in the absence of such admission, as determined by a court of competent jurisdiction in a final judgment that cannot be appealed; and (iii) the incentive compensation payment received would have been lower had the financial statements been properly reported, then the Compensation Committee may, to the extent permitted by applicable laws and to the extent it determines that it is in the Corporation’s best interest to do so, require reimbursement of the amount by which the after-tax incentive compensation received by such executive officer under the Corporation’s annual and long-term incentive plans exceeded that which the executive officer would have received had the financial statements not been materially restated.

Share Ownership Guideline Policy

The Corporation adopted a Share Ownership Guideline Policy effective January 1, 2019. The Share Ownership Guideline Policy requires the President & Chief Executive Officer and certain other executives to hold a minimum number of Common Shares.

President & Chief Executive Officer	2 x base annual salary as at December 31st
All other Named Executive Officers	1 x base annual salary as at December 31st

All designated executives for which the Share Ownership Guideline Policy applies will have seven years to satisfy the requirement from the date each executive is subject to the Policy.

Compensation Committee Mandate

The Corporation’s Compensation Committee Mandate provides as follows:

A.	PURPOSE

The Compensation Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Husky Energy Inc. (the “Corporation”). The Committee’s primary function is to assist the Board in carrying out its responsibilities with respect to:

1.	determining the general compensation structure and benefit programs for the Corporation, including that such compensation is linked appropriately to corporate performance;

2.	determining compensation of the, President and Chief Executive Officer and senior management, including that such compensation is linked appropriately to corporate performance;

3.	setting in advance and evaluating the annual performance objectives for the President and Chief Executive Officer and senior management, and advising the Board in this regard;

4.	oversight of the succession planning process for the President and Chief Executive Officer and senior management; and

5.	oversight of the Corporation’s long term incentive planning, including any stock grant, stock option equity linked or similar plan.

B.	COMPOSITION

The Committee will consist of not less than three directors, as determined by the Board, all of whom shall be independent of management.

Members of the Committee will be appointed annually at a meeting of the Board, on the recommendation of the Corporate Governance Committee to the Co-Chairs, and will be listed in the annual report to shareholders.

Committee members may be removed or replaced at any time by the Board, and will, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

The Committee Chair will be appointed by the Board, on the recommendation of the Corporate Governance Committee to the Co-Chairs.

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C.	MEETINGS

The Committee will meet at least once annually at the call of the Chair or any other Committee member, and as many additional times as the Committee deems necessary.

Committee members will strive to be present at all meetings either in person, by telephone or other communications facilities as permit all persons participating in the meeting to hear each other.

A majority of Committee members, present in person, by telephone, or by other permissible communication facilities will constitute a quorum.

The Committee will appoint a secretary who need not be a member of the Committee or a director of the Corporation. The secretary will keep minutes of the meetings of the Committee. Minutes will be sent to all Committee members, on a timely basis.

D.	AUTHORITY

The Committee has the authority to engage and set the compensation of independent counsel and other advisors, at the Corporation’s expense, as it determines necessary to carry out its duties.

E.	SPECIFIC DUTIES & RESPONSIBILITIES

The Committee will have the oversight responsibilities and specific duties as described below.

1.	Act in an advisory capacity to the Board.

2.	Establish industry benchmarks and comparables for the Corporation’s approach to compensation.

3.	Determine the compensation of the President and Chief Executive Officer, subject to the terms of any existing contractual arrangements.

4.	After considering the recommendation of the President and Chief Executive Officer, to determine:

(i)	the general compensation structure and programs for the Corporation; and

(ii)	the compensation levels for the senior management.

5.

Review the Corporation’s long term incentive plans (including any stock grant, stock option, equity linked or similar plan) and establish, modify or discontinue such plans from time to time as it judges appropriate, and to approve any issuance or allocation under any such plan in relation to any period and the terms thereof.

6.	Review and make recommendations to the Board on issues that arise in relation to any employment contracts in force from time to time.

7.	Review benefit programs for salaried personnel, when required.

8.	Review and approve severance arrangements for senior management.

9.	Deliver the annual report to shareholders on executive compensation required to be included in the information circular for the annual general meeting.

10.	Review and report annually to the Board on the effectiveness of the succession planning processes of the Corporation.

11.	Review and monitor the overall employment environment of the Corporation, looking both internally and externally.

12.	Carry out such other responsibilities as the Board may from time to time, set forth.

13.	Advise and report to the Co-Chairs of the Board and the Board, relative to the duties and responsibilities set out above, from time to time, and in such detail as is reasonably appropriate.

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Long-term Incentive Plans

Performance Share Units

PSUs align with the Corporation’s pay-for-performance philosophy in that participants receive the value of the PSUs only if performance targets are achieved.

Pursuant to the PSU Plan, the Compensation Committee may grant executive officers and eligible employees PSUs based on certain factors, including: (i) the desire to achieve certain corporate performance measures; (ii) compensation data for comparable benchmark positions among the Corporation’s competitors; (iii) the duties and seniority of the executive officer or eligible employee; (iv) individual and/or departmental contributions and potential contributions to the success of the Corporation; and (v) such other factors as the Compensation Committee deem relevant in connection with accomplishing the purposes of the PSU Plan.

PSUs vest on the second and third anniversary dates of the grant date in percentages determined by the Compensation Committee based on the Corporation meeting the performance conditions the Compensation Committee sets at the time of grant. With respect to current outstanding PSUs, up to 50% of the granted PSUs will vest based on the TSR ranking within the Corporation’s industry peer group, and up to 50% will vest based on ROCIU targets set by the Corporation. The PSU Plan provides that ROCIU is defined as net earnings of the Corporation plus after tax interest expense divided by the two year average capital employed, less any capital invested in assets that are not generating cash flows. Net earnings represent actual net earnings of the Corporation adjusted for the difference between actual realized and budgeted commodity prices and foreign exchange rates and other actual and budgeted exceptional items.

The industry peer group used by the Compensation Committee consists of comparable North American based public oil and gas issuers and other issuers for which oil and gas operations are a significant business segment, are competitors of the Corporation and are included in North American equity market energy indices. The peer companies applicable to PSU grants from and after January 1, 2018 for the determination of PSU payouts are:

Canadian Natural Resources Limited	Occidental Petroleum Corporation
Cenovus Energy Inc.	Chevron Corporation
Encana Corporation	Suncor Energy Inc.
Imperial Oil Limited	Murphy Oil Corporation
Exxon Mobil Corporation	ConocoPhillips
Marathon Oil Corporation	ARC Resources Ltd.
Devon Energy Corporation	Tourmaline Oil Corp.
Seven Generations Energy Ltd.	Hess Corp.
Crescent Point Energy Corp.

The performance factor is on a scale, interpolated between the reference points detailed below:

		50%	50%
Performance level achieved	Performance Factor applied at vest date (to # of PSUs eligible to vest)	TSR ranking (against peer companies point over point over two and three years)	ROCIU budget (two and three year averages)
Below threshold	0%	<25th percentile	<Budget -20%
Threshold performance	33.3%	25th percentile	Budget -20%
Target performance	66.6%	50th percentile	Budget
Maximum performance	100%	75th percentile	Budget +20%
Above maximum	100%	>100th percentile	>Budget +20%

Upon vesting, the holder of the PSUs will receive a cash payment equal to the number of PSUs that have vested multiplied by the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the vesting date less withholding taxes.

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The PSUs are non-transferable and, other than in the case of retirement, disability or death, terminate immediately upon the executive officer’s or eligible employee’s termination with or without cause and upon voluntary resignation. Upon termination, all PSUs held and all rights to receive a cash amount thereafter are forfeited by the grantee. Effective September 1, 2018, the Compensation Committee approved an amendment to the PSU Plan to provide in the event of the grantee’s death or retirement PSUs will continue to vest on a prorated basis. The proration is applicable to PSUs granted in the year of death or retirement and is based on the period of active employment starting January 1st of the year of death or retirement with a minimum of six months worked in that calendar year. In the event of disability, the PSUs held by the grantee will generally continue to vest in accordance with their terms.

Incentive Stock Option Plan

The Plan is designed, through the grant of stock options in the appropriate circumstances, to reward executive officers and key employees in relation to Common Share price performance. The Plan is an integral component of the Corporation’s total Compensation Program in terms of attracting and retaining key employees and enhances Shareholder value by aligning the interests of executive officers with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short-term incentive program.

Pursuant to the Plan, the Compensation Committee grants from time to time to executive officers and other eligible employees of the Corporation (each an Eligible Person) options to purchase Common Shares. Currently, stock options are granted to Eligible Persons on an annual basis. Similarly, stock option grants to newly hired employees and those employees receiving job promotions are made on pre-determined dates during the calendar year. Non-executive directors are not Eligible Persons and do not receive stock options.

The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such stock option is granted and will be the weighted average trading price per Common Share on the TSX for the five trading days preceding the grant date. The term of each stock option is five years, subject to the Board of Directors determining at the time of grant that a particular stock option will have a shorter or longer term, provided that no term shall exceed 10 years. Stock options vest as to one-third on each of the first three anniversary dates of the date of grant of the stock options, subject to the right of the Board of Directors to determine, at the time of grant, that particular stock options will be exercisable in whole or in part on earlier dates and to determine, after the grant date, that a particular stock option will be exercisable in whole or in part on earlier dates for any reason, including the occurrence of a proposal by the Corporation or any other person or company to implement a transaction that would, if implemented, result in a change of control (as defined in the Plan).

Eligible Persons may surrender their stock options to the Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such stock options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those stock options. The fair market value of Common Shares is calculated as the closing price of the Common Shares on the date on which board lots of Common Shares have traded immediately preceding the date a holder of the stock options provides notice to the Corporation that he or she wishes to surrender his or her stock options to the Corporation in lieu of exercise.

The stock options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or upon being dismissed without cause. Effective September 1, 2018, the Compensation Committee approved an amendment to the Plan to provide that in the event of the Eligible Person’s retirement, stock options will continue to vest on a prorated basis and all vested stock options must be exercised within the earlier of 90 days after the last vest date or the expiry date of the stock options. The proration is applicable to stock options granted in the year of retirement and is based on the period of active employment starting January 1st of the year of retirement, with a minimum of six months worked in that calendar year. Effective November 16, 2018 the Compensation Committee approved an amendment to the Plan to change the vesting of options in the event of death to provide that all unvested options shall vest as of the date of death and may be exercised by the Eligible Person’s personal representatives during the period ending 12 months after the death of the Eligible Person. Shareholder approval was not obtained for the amendments made in 2018 as they are amendments of the nature allowed under the Plan to be made by the Compensation Committee without Shareholder approval.

The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 93,700,000, which represents approximately 9.32% of the outstanding Common Shares as of December 31, 2018. A total of 19,966,595 options are outstanding as of December 31, 2018, representing 1.99% of the outstanding Common Shares. A total of 28,465,919 options are available for grant under the Plan as of December 31, 2018, representing 2.83% of the outstanding Common Shares. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Plan, together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Plan together with all other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10% of the total number of issued and outstanding Common Shares

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on a non-diluted basis. The number of Common Shares which may be issued under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders, in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person who is an insider, shall not exceed 1% of the issued and outstanding Common Shares.

The Board of Directors implemented amendment provisions to the Plan to allow the Board of Directors at any time and from time to time, in its sole and absolute discretion, subject to any required approval of any regulatory authority or stock exchange, to make any amendments to the Plan without Shareholder approval, other than amendments which:

(a)	reduce the exercise price or extend the expiry date of options granted to insiders of the Corporation;

(b)	amend the number of Common Shares issuable under the Plan;

(c)	add any form of financial assistance by the Corporation for the exercise of any option; or

(d)	change the class of eligible persons to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

The Plan also allows for the expiry date of outstanding stock options to be extended five business days following the lifting of a trading blackout period imposed pursuant to the Corporation’s Company Communications, Disclosure and Insider Trading/Reporting Policy where the options expire during the blackout period. In the event stock options expire on a date within five business days after the lifting of a blackout period, the expiry date of the stock options shall be the fifth business day following the lifting of the blackout period.

The annual burn rate of options granted under the Plan for each of the Corporation’s three most recently completed financial years is set out in the following table.

Year	Burn Rate(1)
2018	0.56%
2017	0.55%
2016	0.54%

Note:

(1)

Calculated as A/B, where A is the number of options granted during the applicable financial year and B is the weighted average number of Common Shares outstanding for the applicable financial year and expressed as a percentage.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information as at December 31, 2018 with respect to the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	19,966,595	$21.48	28,465,919
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	19,966,595	$21.48	28,465,919

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Additional Information

General

Additional financial information is provided in the Corporation’s comparative consolidated audited financial statements and Management’s Discussion and Analysis for the most recently completed financial year ended December 31, 2018, all of which are contained in the Corporation’s Annual Report for the year ended December 31, 2018. A request for any of these documents should be made to the Senior Vice President, General Counsel & Secretary in writing to Husky Energy Inc., Box 6525, Station “D”, Calgary, Alberta, Canada T2P 3G7 and/or by fax at 403-298-7323. Information can also be obtained through the Corporation’s website at www.huskyenergy.com and on the SEDAR website at www.sedar.com.

Investors, security analysts and others requiring additional financial information can visit www.huskyenergy.com/investorrelations or contact the Investor Relations department by one of the following methods:

E-mail:	investor.relations@huskyenergy.com
Phone:	403-523-2395
Fax:	403-298-6515

Communication with the Board of Directors and Shareholder Engagement

The Board of Directors believes in the importance of regular and open dialogue with Shareholders. Practices that Husky employs to encourage communication with Shareholders include: participation in industry conferences; making available on the Corporation’s external website webcasts, audio, transcripts and/or slide decks of conference calls and presentations; maintaining an investor e-mail address and phone number; maintaining the Ethics Help Line; maintaining an external website with corporate and investor information posted on it; publishing an annual report and community report; and making the annual meeting of Shareholders available via webcast.

Any Shareholder or interested party who wishes to communicate with the Board of Directors may do so care of the Senior Vice President, General Counsel & Secretary, who will review the communication to determine, as appropriate, to forward the communication to the director to whom it is addressed (or who is best suited to field the inquiry if no individual director was identified as the recipient), or refer the inquiry to the appropriate corporate department if it does not appear to require direct attention by the Board of Directors. Communications may be addressed as follows:

Husky Energy Inc.

c/o Senior Vice President, General Counsel & Secretary

Box 6525, Station “D”

Calgary, Alberta, Canada T2P 3G7

Advisories

Non-GAAP Measures

This Circular contains references to the terms “return on capital employed”, “net debt” and “return on capital in use”, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”) and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measures is used to enhance the Corporation’s reported financial performance or position. These measures are useful complementary measures in assessing the Corporation’s financial performance, efficiency and liquidity.

Return on capital employed (ROCE) measures the return earned on long-term capital sources such as long-term liabilities and shareholder equity. ROCE is a non-GAAP measure used to assist management in analyzing shareholder value. ROCE equals net earnings plus after-tax finance expense divided by the two-year average of long-term debt including long-term debt due within one year and short-term debt plus total shareholders’ equity. The Corporation’s determination of ROCE does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers

Net debt is a non-GAAP measure that equals the sum of long-term debt, long-term debt due within one year and short-term debt, less cash and cash equivalents. Net debt is considered to be a useful measure in assisting management and investors to evaluate the Corporation’s financial strength.

Return on capital in use or ROCIU is a measure used by the Corporation to gauge the capital productivity of assets currently in production. ROCIU is a non-GAAP measure used to assist in analyzing shareholder value and return on capital. ROCIU equals net earnings plus after tax interest expense divided by the two-year average capital employed, less any capital invested in assets that are not in use. The Corporation’s determination of ROCIU does not have any standardized meaning prescribed by IFRS and therefore is unlikely to be comparable to similar measures presented by other issuers.

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Disclosure of Oil and Gas Information

Unless otherwise noted, historical production volumes provided represent the Corporation’s working interest share before royalties.

The Corporation uses the term “reserves replacement ratio”, which is consistent with other oil and gas companies’ disclosures. Reserves replacement ratios for a given period are determined by taking the Corporation’s incremental proved reserves additions for that period divided by the Corporation’s Upstream gross production for the same period. The reserves replacement ratio measures the amount of reserves added to a company’s reserves base during a given period relative to the amount of oil and gas produced during that same period. A company’s reserves replacement ratio must be at least 100 percent for the company to maintain its reserves. The reserves replacement ratio only measures the amount of reserves added to a company’s reserve base during a given period.

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Appendix “A”

Husky Energy Inc.

Board of Directors Mandate

A.    STEWARDSHIP RESPONSIBILITY

Subject to the Articles and By-laws of Husky Energy Inc. (the “Corporation”) and applicable laws, the Board of Directors of the Corporation (the “Board”) has stewardship responsibilities to:

1.	oversee the conduct of the business of the Corporation;

2.	provide supervising leadership and direction to the President and Chief Executive Officer and senior management of the Corporation;

3.	assess the President and Chief Executive Officer’s performance;

4.	approve policies appropriate for the business of the Corporation;

5.	approve corporate strategies and goals of the Corporation; and

6.	be accountable to the Corporation’s shareholders to establish procedures for good governance and to enhance shareholder value.

The day to day management of the business and affairs of the Corporation is delegated by the Board to the President and Chief Executive Officer. The Board will give direction and guidance, through the President and Chief Executive Officer, to senior management for achievement of corporate objectives, define senior management limitations, and monitor performance against those objectives and senior management limitations. The President and Chief Executive Officer is expected to keep senior management informed of the Board’s evaluation of the senior management in achieving and complying with established corporate objectives.

B.    COMPOSITION OF BOARD OF DIRECTORS, COMMITTEES AND SENIOR MANAGEMENT

The Board will:

1.	before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;

2.	immediately following each annual general meeting:

i.

appoint the Audit Committee, Compensation Committee, Corporate Governance Committee, Health, Safety and Environment Committee and such other committees as may be deemed appropriate from time to time, and appoint the chair as well as membership of each Committee; and

ii.

elect Co-Chairs of the Board (who will be independent of management) and establish their duties and responsibilities. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time;

3.	with the advice of the Corporate Governance Committee, approve the mandate of each committee of the Board and the duties and responsibilities of each committee Chair, from time to time;

4.	appoint the President and Chief Executive Officer of the Corporation, who will be a member of the Board; and

5.	on the recommendation of the President and Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.

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C.    MEETINGS

The Board will meet not less than four times during each year and will endeavour to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Articles and By-laws of the Corporation, the President and Chief Executive Officer or any director.

Directors may be present at meetings of the Board either in person or by telephone or other communications facilities which permit all persons participating in the meeting to hear each other.

D.    SPECIFIC DUTIES AND RESPONSIBILITIES

The Board will have the specific duties and responsibilities as described below.

1.

Approve annually, monitor and provide guidance on the strategic planning process and long term goals for the Corporation (the President and Chief Executive Officer and senior management will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation).

2.

Establish annual performance objectives against which to measure corporate and senior management performance and, based on the reports from the President and Chief Executive Officer, monitor the success of such corporate and senior management performance.

3.

With advice from the Audit Committee and the Health, Safety and Environment Committee, in respect of their respective areas of oversight, identify the principal risks of the Corporation’s business and use reasonable steps to ensure the implementation of appropriate systems to manage such risks, and in doing so attempt to achieve a proper balance between such risk and the potential return to shareholders.

4.	In regards to the Corporation’s management:

i.

Delegate to the President and Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation’s operations, subject to limitations on such delegation as prescribed in applicable laws and any limitations the Board determines are required in the exercise of the authority delegated to the President and Chief Executive Officer.

ii.

With advice from the Compensation Committee, establish the duties and responsibilities of the President and Chief Executive Officer and assess and evaluate the performance of the President and Chief Executive Officer against such standards.

iii.	Approve operational policies within which senior management will operate.

iv.	Take reasonable steps to ensure the Corporation has management of the highest caliber.

v.	Take reasonable steps to ensure that the President and Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

vi.	With advice from the Compensation Committee, satisfy itself that senior management compensation is linked appropriately to corporate performance.

vii.	Keep in place adequate and effective succession plans for the President and Chief Executive Officer and senior management and review such plans on an annual basis.

5.	With advice from the Audit Committee, approve the Corporation’s annual financial plans.

6.	With advice from the Audit Committee, oversee the integrity of the Corporation’s internal controls and management information systems.

7.

Approve the Corporation’s communications policy, monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, and with the public generally, including effective means to enable shareholders to communicate with the Board and senior management and to monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally.

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8.	Require that it be kept informed of the Corporation’s major activities and performance and take appropriate action to correct inadequate performance.

9.	Provide for the independent functioning of the Board by putting in place appropriate procedures at such times as is desirable or necessary through:

i.

the establishment of regular “in camera sessions” without the President and Chief Executive Officer and senior management being present and from time to time meetings of only the independent directors; and

ii.	the engagement of outside advisers, at the Corporation’s expense.

Effective Date:    May 6, 2014

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